TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

January 5, 2006

06010265

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Underwriting Agreement dated December 14, 2005
2. Undertaking dated December 22, 2005

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

cc: Bernard K. Lee, Trilogy Energy Ltd.
Charles E. Morin, Trilogy Energy Ltd.

File No. 82-34876

TRILOGY ENERGY TRUST
4100, 350 - 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

UNDERTAKING

December 22, 2005

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Administrator, Department of Justice - News Brunswick
Registrar of Securities - Prince Edward Island
Newfoundland and Labrador Securities Commission

Dear Sirs/Mesdames:

Trilogy Energy Trust (the "Trust") hereby undertakes that: (i) in complying with its reporting issuer obligations, the Trust will treat Trilogy Energy LP as a subsidiary of the Trust; however, if generally accepted accounting principles prohibit the consolidation of financial information of the Trust and Trilogy Energy LP, the Trust expects that, for so long as Trilogy Energy LP (including any of its significant business interests) represents a significant asset of the Trust, the Trust will provide its unitholders with separate financial statements for Trilogy Energy LP (including information about any of its significant business interests); (ii) for so long as the Trust is a reporting issuer, it will take appropriate measures to require each person who would be an insider of Trilogy Energy Ltd., the administrator of the Trust and the general partner of Trilogy Energy LP, if Trilogy Energy Ltd. were a reporting issuer to file insider reports about trades in securities of the Trust (including securities which are exchangeable into securities of the Trust); and (iii) it will annually certify that it has complied with this undertaking and file the certificate on SEDAR concurrently with the filing of its annual financial statements.

TRILOGY ENERGY TRUST,
By its administrator, Trilogy Energy Ltd.

By: *"Bernard K. Lee"*
Bernard K. Lee
Chief Financial Officer

UNDERWRITING AGREEMENT

December 14, 2005

Trilogy Energy Trust
Trilogy Energy Ltd.
Trilogy Energy LP
4100, 350 - 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Mr. James H.T. Riddell
President and Chief Executive Officer

Dear Sirs:

Re: Treasury Offering of Trust Units of Trilogy Energy Trust

BMO Nesbitt Burns Inc., CIBC World Markets Inc., Blackmont Capital Inc., Canaccord Capital Corporation, RBC Dominion Securities Inc., Scotia Capital Inc., FirstEnergy Capital Corp., GMP Securities L.P. and Peters & Co. Limited (collectively, the "**Underwriters**") understand that Trilogy Energy Trust ("**TET**" or the "**Trust**") proposes to issue and sell 6,000,000 Trust Units (as hereinafter defined) of the Trust (the "**Offered Units**").

The Underwriters further understand that the Trust is the sole beneficiary of Trilogy Holding Trust ("**Holding Trust**") and legally and beneficially owns all of the outstanding common shares of Trilogy Energy Ltd. (the "**Administrator**"), and that the Administrator is the sole general partner and Holding Trust is the sole limited partner of Trilogy Energy LP.

Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust the Offered Units at the Closing Time (as hereinafter defined) in the respective percentages set forth in Section 20, and the Trust hereby agrees to issue and sell to the Underwriters at the Closing Time all, but not less than all, of the Offered Units at the purchase price of $24.75 per Offered Unit for an aggregate purchase price of $148,500,000.

1. Definitions

In this agreement:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Administration Agreement**" means the administration agreement dated February 25, 2005 among the Administrator, the Trust and Holding Trust;

(c) "**AIF**" means the initial annual information form of the Trust dated September 27, 2005;

(d) "**Applicable Securities Laws**" means all applicable Canadian securities and corporate laws, rules, regulations, notices and policies in the Qualifying Provinces;

(e) "**ASC**" means the Alberta Securities Commission;

(f) "**Assets**" means the Spinout Assets, all of which are owned by Trilogy Energy LP, and all other petroleum and natural gas properties and related assets that Trilogy Energy LP may directly or indirectly acquire from time to time;

(g) "**Business**" means the business carried on by the Trust, directly or indirectly, in connection with the ownership and development of certain oil and natural gas properties and related assets;

(h) "**Business Day**" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(i) "**Closing Date**" means December 30, 2005 or such other date as may be agreed to by the Underwriters and the Trust;

(j) "**Closing Time**" means 6:30 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Trust may agree;

(k) "**Documents**" means, collectively, the documents to be incorporated by reference in the Prospectuses and any Supplementary Material, including, without limitation:

   (i) the AIF;

   (ii) the unaudited consolidated financial statements of the Trust, together with the notes thereto, and management's discussion and analysis of the financial condition and operations of the Trust as at and for the three months ended September 30, 2005;

   (iii) the unaudited consolidated financial statements of the Trust, together with the notes thereto, and management's discussion and analysis of the financial condition and operations of the Trust as at and for the three months ended June 30, 2005; and

   (iv) the document entitled "Certain Financial Information relating to Trilogy Energy Trust", which includes:

      (A) the balance sheet of the Trust as at February 25, 2005 and the auditors' report thereon;

      (B) the unaudited financial statements for the Spinout Assets for the three months ended March 31, 2005;

      (C) the financial statements for the Spinout Assets for the years ended December 31, 2004, 2003 and 2002 and the auditors' report thereon;

      (D) the schedule of revenues, royalties and operating expenses for the Kaybob Acquired Properties for the six months ended June 30, 2004 and the year ended December 31, 2003 and the auditors' report for the year ended December 31, 2003;

      (E) the schedule of revenues, royalties and operating expenses for the Marten Creek Acquired Properties for the six months ended June 30, 2004, the nine months ended September 30, 2003 and the years ended

December 31, 2003, 2002 and 2001 and the auditors' report for the years ended December 31, 2003, 2002 and 2001; and

(F) the unaudited pro forma consolidated statements of earnings of the Trust for the nine months ended September 30, 2005 and the year ended December 31, 2004 and the compilation report thereon;

(l) "**Holding Trust Indenture**" means the amended and restated trust indenture made effective as of April 1, 2005, which amended and restated the trust indenture dated February 25, 2005 pursuant to which Holding Trust was formed, as the same may be further amended, restated or replaced from time to time;

(m) "**Holding Trust Note Indenture**" means the note indenture dated February 25, 2005 between Holding Trust and the Trust, relating to the issue of the Holding Trust Notes;

(n) "**Holding Trust Notes**" means the unsecured promissory notes issued by Holding Trust from time to time in accordance with the Holding Trust Note Indenture, as Series 1, Series 2 or Series 3;

(o) "**Kaybob Acquired Properties**" means certain properties included in the Spinout Assets and defined as such in the Prospectus;

(p) "**Limited Partnership Agreement**" means the amended and restated limited partnership agreement dated April 1, 2005, which amended and restated the limited partnership agreement dated November 10, 2004 pursuant to which Trilogy Energy LP was formed, as the same may be further amended, restated or replaced from time to time;

(q) "**Marten Creek Acquired Properties**" means certain properties included in the Spinout Assets and defined as such in the Prospectus;

(r) "**Material Agreements**" means, collectively, this agreement, the Trust Indenture, the Holding Trust Indenture, the Limited Partnership Agreement, the Administration Agreement, the Services Agreement, the Holding Trust Note Indenture, the Net Profits Interest Agreement and the credit agreement pursuant to which certain financial institutions have made available to Trilogy Energy LP the credit facilities described under the heading "Consolidated Capitalization of the Trust" in the Prospectus;

(s) "**MRRS Procedures**" means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System, as amended or replaced;

(t) "**Net Profits Interest Agreement**" means the net profits interest agreement dated effective April 1, 2005 between Holding Trust and Trilogy Energy LP;

(u) "**OSC**" means the Ontario Securities Commission;

(v) "**Paddock Lindstrom**" means Paddock Lindstrom & Associates Ltd., independent oil and gas reservoir engineers of Calgary, Alberta;

(w) "**Paddock Lindstrom Report**" means the independent reserves evaluation dated January 28, 2005 of the crude oil, natural gas liquids and natural gas reserves as at December 31, 2004 and the present worth value of those reserves for the crude oil,

natural gas liquids and natural gas interests attributable to the Spinout Assets prepared by Paddock Lindstrom;

(x) "**Paramount**" means Paramount Resources Ltd.;

(y) "**Preliminary Prospectus**" means the preliminary short form prospectus of the Trust to be dated December 15, 2005, and any amendments thereto, in respect of the distribution of the Offered Units, in the English and French languages, including the documents incorporated by reference therein;

(z) "**Prospectus**" means the final short form prospectus of the Trust, and any amendments thereto, in respect of the distribution of the Offered Units, in the English and French languages, including the documents incorporated by reference therein;

(aa) "**Prospectuses**" means, collectively, the Preliminary Prospectus and the Prospectus;

(bb) "**Public Record**" means all information filed by or on behalf of the Trust with the Securities Commissions, including without limitation, the Documents, the Prospectuses, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(cc) "**Qualifying Provinces**" means each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Newfoundland and Labrador and Prince Edward Island;

(dd) "**Securities Commissions**" means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(ee) "**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Units pursuant to this agreement;

(ff) "**Services Agreement**" means the services agreement dated April 1, 2005 between Paramount Resources, a partnership all of the interests of which are owned directly or indirectly by Paramount, and the Administrator;

(gg) "**Special Voting Right**" means special voting rights of the Trust with special voting characteristics set forth in the Trust Indenture;

(hh) "**Spinout**" means, collectively, the transactions contemplated by the Plan (as that term is defined in the Spinout Circular), including the Arrangement (as that term is defined in the Spinout Circular) and the other transactions described in the Spinout Circular, all as were completed on April 1, 2005;

(ii) "**Spinout Assets**" means the oil and gas properties and assets which became indirectly owned by the Trust pursuant to the Spinout, as more particularly described in Appendix F to the Spinout Circular;

(jj) "**Spinout Circular**" means, collectively, the notice of meeting, notice of petition and information circular of Paramount dated February 28, 2005;

(kk) "**subsidiary**" has the meaning given to that term in National Instrument 45-106 of the Canadian Securities Administrators, as that instrument is constituted at the date of this agreement;

(ll) "**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Trust under the Applicable Securities Laws which is incorporated by reference in the Prospectuses;

(mm) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder;

(nn) "**Trust Assets**" means, collectively, 100% of the beneficial interest in Holding Trust, all of the issued and outstanding Holding Trust Notes, 100% of the common shares of the Administrator and cash;

(oo) "**Trustee**" means Computershare Trust Company of Canada, as trustee of the Trust;

(pp) "**Trust Indenture**" means the Amended and Restated Trust Indenture made effective as of April 1, 2005, which amended and restated the trust indenture dated February 25, 2005 pursuant to which the Trust was formed, as the same may be further amended, restated or replaced from time to time;

(qq) "**Trust's auditors**" means PricewaterhouseCoopers LLP, chartered accountants, Calgary, Alberta;

(rr) "**Trust's counsel**" means Macleod Dixon LLP or such other legal counsel as the Trust, with the consent of the Underwriters, may appoint;

(ss) "**Trust Financial Statements**" means, collectively, the financial statements described in paragraphs (ii) and (iii) of the definition of "Documents" herein, together with the notes thereto and, where applicable, the auditors' reports thereon;

(tt) "**Trust Units**" means trust units of the Trust, each unit representing an equal fractional undivided beneficial interest in the Trust;

(uu) "**TSX**" means the Toronto Stock Exchange;

(vv) "**Underwriters' counsel**" means Stikeman Elliott LLP or such other legal counsel as the Underwriters, with the consent of the Trust, may appoint;

(ww) "**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(xx) "**Unitholders**" means the holders from time to time of the Trust Units;

(yy) "**Wrap**" means the information memorandum, in the form agreed upon by the Trust and the Underwriters, in respect of the offer and sale of Offered Units to certain investors in the United States; and

(zz) "**misrepresentation**", "**material change**" and "**material fact**" shall have the meanings ascribed thereto under the Applicable Securities Laws of the Qualifying Provinces,

"**distribution**" means "**distribution**" or "**distribution to the public**", as the case may be, as defined under the Applicable Securities Laws of the Qualifying Provinces and "**distribute**" has a corresponding meaning.

2. **Underwriting Fee**

In consideration of the agreement of the Underwriters to purchase the Offered Units and to offer them to the public pursuant to the Prospectus, the Trust agrees to pay to the Underwriters, at the Closing Time, a fee equal to 5.0% of the aggregate purchase price for the Offered Units, or $1.2375 for each such Offered Unit.

The foregoing fee (in aggregate, the "**Underwriting Fee**") will be payable from the general funds of the Trust or its subsidiaries. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax ("**GST**") provided for in the *Excise Tax Act* (Canada) and taxable supplies provided will be incidental to the exempt financial services provided. In the event that Canada Revenue Agency determines that GST is exigible on the Underwriting Fee, the Trust agrees to pay the amount of GST forthwith upon the request of the Underwriters. The Trust also agrees to pay the Underwriters' expenses as set forth in Section 12.

3. **Attributes of the Offered Units**

Each of the Offered Units will be duly and validly created by the Trust and, when issued and sold by the Trust, will have the attributes set out in the Prospectus.

4. **Qualification for Sale**

(a) The Trust represents and warrants to the Underwriters that it is eligible to use the prompt offering qualification system described in National Instrument 44-101 for the distribution of the Offered Units.

(b) The Trust shall:

(i) not later than December 15, 2005, have prepared and filed the Preliminary Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions and designated the ASC as the principal regulator; and

(ii) have obtained from the ASC a preliminary MRRS decision document dated not later than December 15, 2005, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Province;

(iii) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions, have:

(A) used its reasonable commercial efforts to promptly satisfy or resolve all comments with respect to the Preliminary Prospectus;

(B) prepared and, not later than December 22, 2005 (or such later date as may be agreed to in writing by the Trust and the Underwriters), filed the Prospectus and other documents required under the Applicable Securities Laws with the Securities Commissions; and

(C) obtained a final MRRS decision document dated effective not later than December 22, 2005 (or such later date as may be agreed to in writing by the Trust and the Underwriters) from the ASC, evidencing that a receipt has been issued for the Prospectus in each Qualifying Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions,

and otherwise fulfilled all legal requirements to enable the Offered Units to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province; and

(iv) until the completion of the distribution of the Offered Units, promptly take all reasonable additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Offered Units for distribution or, in the event that the Offered Units have, for any reason, ceased to so qualify, to again qualify the Offered Units for distribution.

(c) Prior to the filing of the Prospectuses and, during the period of distribution of the Offered Units, prior to the filing with any Securities Commissions of any Supplementary Material, the Trust shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of, such documents (including, without limitation, the Wrap) and to have reviewed any documents incorporated by reference therein.

(d) During the period from the date hereof until completion of the distribution of the Offered Units, the Trust shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material.

(e) The Trust shall take or cause to be taken all such other reasonable steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Offered Units for distribution to the public in the Qualifying Provinces.

5. **Delivery of Prospectuses and Related Documents**

The Trust shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as is practicable, with the filing with the Securities Commissions of each of the Prospectuses:

(i) copies of the Preliminary Prospectus or the Prospectus, as applicable, each in the English and French languages, signed as required by the Applicable Securities Laws of the Qualifying Provinces; and

(ii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters, and any other documents required to be filed by the Trust by the Applicable Securities Laws of the

Qualifying Provinces in connection with the Preliminary Prospectus or the Prospectus;

(b) as soon as they are available, copies of any Supplementary Material, in the English and French languages, as required, signed as required by the Applicable Securities Laws and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

(c) prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from each of the Trust's auditors and any other auditors (including Ernst & Young LLP) which have audited any of the financial statements included or incorporated by reference in the Prospectuses, in each case, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus with indicated amounts in the financial statements or accounting records of the Trust or other applicable entity or business, and have found such information and percentage to be in agreement, which comfort letter shall be based on the applicable auditors' review having a cut-off date of not more than two Business Days prior to the date of the Prospectus and which comfort letter shall be in addition to the auditors' reports included or incorporated by reference in the Prospectus and any comfort letter addressed to the Securities Commissions;

(d) at the respective times of delivery to the Underwriters of the Prospectuses, the Trust shall deliver to the Underwriters:

    (i) an opinion of local counsel in Québec, addressed to the Underwriters and the Underwriters' counsel and dated at the respective dates of the filing of the Preliminary Prospectus and the Prospectus, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that, except for information in the Preliminary Prospectus and the Prospectuses translated by the auditors referred to in Subsection 5(c), the French language version of such document is in all material respects a complete and adequate translation of the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein; and

    (ii) an opinion from each of the auditors referred to in Subsection 5(c), addressed to the Underwriters and the Underwriters' counsel and dated the respective dates of the filing of the Preliminary Prospectus and the Prospectus, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that the information excepted from the opinion of counsel referred to in Subsection 5(d)(i) in the French language version of such document is in all material respects a complete and proper translation of the information contained in the English language versions thereof; and

(e) prior to or contemporaneously with the filing of the Prospectus, evidence satisfactory to the Underwriters of the approval of the listing and posting for trading on the TSX of the Offered Units subject only to satisfaction by the Trust of customary post-closing conditions imposed by the TSX for conditional listing approval (the "**Standard Listing Conditions**").

Opinions and comfort letters and other documents similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters' counsel, acting reasonably.

The deliveries referred to in Subsections 5(a) and (b) shall also constitute the Trust's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Prospectuses, the Documents and any Supplementary Material in connection with the offering and sale of the Offered Units in the Qualifying Provinces (and in the United States as contemplated herein).

6. **Commercial Copies**

(a) The Trust shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, with the Securities Commissions and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus (and the Wrap as may be required) or such Supplementary Material (in both the English and French languages as required by applicable law) in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Trust or the printer thereof given no later than the time when the Trust authorizes the printing of the commercial copies of such documents.

(b) The Trust shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Final Prospectus or any Supplemental Materials as the Underwriters may reasonably request.

7. **Material Change**

(a) During the period of distribution of the Offered Units, the Trust and the Administrator will promptly inform the Underwriters of the full particulars of:

(i) any change (actual, anticipated or threatened) in or affecting the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust or any of its subsidiaries;

(ii) any change in any material fact contained or referred to in the Prospectuses or any Supplementary Material; and

(iii) the occurrence of any other fact or event

which, in any such case is, or may be, of such a nature as to:

(A) render the Preliminary Prospectus, the Prospectus or any Supplementary Material untrue, false or misleading in any material respect;

(B) result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material; or

(C) result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying in any material respect with the Applicable Securities Laws,

provided that if the Trust or the Administrator is uncertain as to whether a change, occurrence or event of the nature referred to in this paragraph has occurred, the Trust and the Administrator shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

(b) During the period of distribution of the Offered Units, the Trust and the Administrator will promptly inform the Underwriters of the full particulars of:

(i) any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(ii) the issuance by any Securities Commission or similar regulatory authority, the TSX or any other competent authority of any order to cease or suspend trading of any securities of the Trust or of the institution or threat of institution of any proceedings for that purpose; and

(iii) the receipt by the Trust or the Administrator of any communication from any Securities Commission or similar regulatory authority, the TSX or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Offered Units.

(c) The Trust and the Administrator will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Securities Laws with respect to any change, occurrence or event of the nature referred to in Subsections 7(a) or (b) above and the Trust and the Administrator will prepare and file promptly at the Underwriters' reasonable request any amendment to the Prospectuses or Supplementary Material as may be required under Applicable Securities Laws; provided that the Trust and the Administrator shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Trust shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material in the English and French languages as filed with the Securities Commissions, and of opinions and letters with respect to each such Supplementary Material substantially similar to those referred to in Section 5 above.

(d) During the period of distribution of the Offered Units, the Trust and the Administrator will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i) any financial statement of the Trust;

(ii) any annual information form, material change report, interim report, or information circular, or any amendment of any of the foregoing; and

(iii) any press release of the Trust,

and provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel any draft or final report with respect to the crude oil, natural gas liquids and natural gas reserves, or value, attributable to the Assets prepared by Paddock Lindstrom or any other independent engineer as soon as practicable following receipt thereof by the Trust, Holding Trust, the Administrator or Trilogy Energy LP.

8. **Additional Covenants**

(a) The Trust will file or cause to be filed with the TSX all necessary documents and will take or cause to be taken all steps reasonably necessary to ensure that the Offered Units have been approved for listing and posting for trading on the TSX prior to the filing of the Prospectus with the Securities Commissions, subject only to satisfaction by the Trust of the Standard Listing Conditions.

(b) The Trust will make all necessary filings, obtain all necessary regulatory consents and approvals (if any) and the Trust will pay all filing fees required to be paid in connection with the transactions contemplated in this agreement.

(c) The Trust shall use its reasonable commercial efforts to cause Paramount to execute and deliver to the Underwriters on or prior to the Closing Time an agreement of Paramount, satisfactory in form and substance to the Underwriters, not to, and to cause any company or other entity over which it exercises effective control not to, directly or indirectly, sell or offer to sell any Trust Units, lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Trust Units, whether any such transaction is settled by delivery of Trust Units or other such securities, in cash or otherwise, or announce any intention to do any of the foregoing, at any time within 90 days following the Closing Time, without the consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters (after consultation with the other Underwriters), such consent not to be unreasonably withheld.

9. **Representations and Warranties of the Trust, the Administrator and Trilogy Energy LP**

(a) Each delivery of the Prospectuses pursuant to Section 5 above shall constitute a joint and several representation and warranty to the Underwriters by each of the Trust, the Administrator and Trilogy Energy LP (and each of the Trust, the Administrator and Trilogy Energy LP hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

(i) all material information and statements (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or the Prospectus) contained in the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference therein:

(A) are at the respective dates of such documents, true and correct in all material respects;

(B) contain no misrepresentation; and

(C) constitute full, true and plain disclosure of all material facts relating to the Offered Units;

(ii) the Preliminary Prospectus, the Prospectus, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference therein, complies in all material respects with the Applicable Securities Laws, including without limitation OSC Rule 41-501, ASC Rule 41-501, National Instrument 44-101 and the simplified prospectus rules of the *Securities Act* (Québec); and

(iii) except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus or any Supplementary Material to the time of delivery thereof, in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations, or ownership of the Trust and its subsidiaries, taken as a whole.

(b) In addition to the representations and warranties contained in Section 9(a) hereof and the representations and warranties of the Trust contained in Schedule "A" attached hereto (which is incorporated herein by reference), each of the Trust, the Administrator and Trilogy Energy LP jointly and severally represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement, that:

(i) the Trust has been duly created and organized and is a valid and subsisting trust under the laws of the Province of Alberta and has all requisite trust authority and power to carry on its Business as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party and to own and administer its properties and assets including, without limitation, the Trust Assets;

(ii) Holding Trust has been duly created and organized and is a valid and subsisting trust under the laws of the Province of Alberta and has all requisite trust authority and power to carry on its business as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party and to own and administer its properties and assets;

(iii) the Administrator has been duly incorporated and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate authority and power to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

(iv) Trilogy Energy LP has been duly created and organized and is a valid and subsisting limited partnership under the laws of the Province of Alberta and has all requisite partnership authority and power to carry on its business as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party and to own and administer its properties and assets including, without limitation, the Assets;

(v) the Trust is qualified to carry on its activities including, without limitation, owning the Trust Assets, in each jurisdiction where it carries on such activities;

(vi) each of Holding Trust, the Administrator and Trilogy Energy LP is qualified to carry on business, including, without limitation, owning the Assets (in the case of Trilogy Energy LP), in each jurisdiction in which it carries on its business;

(vii) none of the Trust, Holding Trust, the Administrator and Trilogy Energy LP have any subsidiaries (other than the Administrator, Holding Trust, and Trilogy Energy LP in the case of the Trust, and Trilogy Energy LP, in the case of Holding Trust), and aside from the foregoing none of the Trust, Holding Trust, the Administrator and Trilogy Energy LP is a "holding corporation" of any body corporate (within the meaning of those terms in the ABCA);

(viii) the Trust is a "unit trust" and a "mutual fund trust" under the Tax Act and the Trust shall at all times conduct its affairs so as to continue to qualify as a "unit trust" and a "mutual fund trust", including by limiting its activities to investing the property of the Trust in the Trust Assets and other property in which a "mutual fund trust" is permitted by the Tax Act to invest, and will not carry on any other business;

(ix) all of the issued and outstanding shares in the capital of the Administrator are fully paid and non-assessable and legally and beneficially owned by the Trust free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person holds any securities convertible into or exchangeable for issued or unissued shares of the Administrator or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued or issued securities of the Administrator;

(x) all of the beneficial interest in Holding Trust is held by the Trust and Holding Trust has no other debt or equity securities outstanding other than the trust units and Holding Trust Notes held by the Trust;

(xi) the Administrator is the sole general partner of Trilogy Energy LP and Holding Trust is the sole limited partner of Trilogy Energy LP and Trilogy Energy LP has no other debt or equity securities outstanding;

(xii) no person has any agreement or option or right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any unissued Trust Units or other securities of the Trust, Holding Trust, the

Administrator or Trilogy Energy LP other than options or rights granted in connection with the Trust's trust unit option plan;

(xiii) the Trust has full power and authority to issue the Offered Units, and upon the issuance of the Offered Units such Trust Units will be duly and validly issued as fully paid and non-assessable;

(xiv) none of the Trust, Holding Trust, the Administrator and Trilogy Energy LP are in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement by the Trust, the Administrator and Trilogy Energy LP, as applicable, and the transactions contemplated hereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, the Trust Indenture, the Holding Trust Indenture, the Limited Partnership Agreement, any term or provision of the articles, by-laws, resolutions of the directors, Unitholders, unitholders, shareholders or partners of the Trust, Holding Trust, the Administrator or Trilogy Energy LP, as the case may be, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, any Material Agreement to which the Trust, Holding Trust, the Administrator or Trilogy Energy LP is a party or by which the Trust, Holding Trust, the Administrator or Trilogy Energy LP is bound, or any statute, rule or regulation or, to the knowledge of the Administrator, any judgment, decree or order applicable to the Trust, Holding Trust, the Administrator or Trilogy Energy LP, in each case which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Holding Trust, the Administrator or Trilogy Energy LP (taken as a whole);

(xv) each of the Trust, the Administrator and Trilogy Energy LP has full trust, corporate or partnership power and authority to enter into this agreement and to perform its obligations set out herein, and this agreement has been duly authorized, executed and delivered by the Trust, the Administrator and Trilogy Energy LP and is a legal, valid and binding obligation of the Trust, the Administrator and Trilogy Energy LP enforceable against the Trust, the Administrator and Trilogy Energy LP in accordance with its terms subject to the general qualifications that:

(A) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

(B) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(xvi) there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust from the position set forth in the Trust Financial Statements except as contemplated by the Prospectuses and there has not been any adverse material change in the business, operations, capital, properties, assets, liabilities (absolute, accrued,

contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust since the date on which it was formed except as disclosed in the Prospectuses; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust which have not been generally disclosed or disclosed in the Prospectuses;

(xvii) the Trust Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust as at the dates thereof and for the periods then ended and reflect all material assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xviii) the financial statements of the Spinout Assets, the Kaybob Acquired Properties and the Marten Creek Acquired Properties described in paragraphs (iv)(B), (C), (D) and (E) of the definition of "Documents" herein, fairly present, in all material respects in accordance with generally accepted accounting principles in Canada, consistently applied, as they apply to a statement of revenue and operating costs, the revenue, royalties, operating costs, operating income and the other information purported to be shown therein attributable to the Spinout Assets, the Kaybob Acquired Properties and the Marten Creek Acquired Properties, as applicable, as at the dates thereof and for the periods then ended;

(xix) the pro forma financial statements, including the notes thereto, of the Trust described in paragraph (iv)(F) of the definition of "Documents" herein have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, have been prepared and presented in accordance with Applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in such pro forma financial statements are suitably supported and consistent with the financial results of the Trust, the Spinout Assets, the Kaybob Acquired Properties and the Marten Creek Acquired Properties, and such statements provide a reasonable basis for the compilation of the pro forma financial statements and such pro forma financial statements accurately reflect such assumptions;

(xx) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust, Holding Trust, the Administrator or Trilogy Energy LP in connection with the sale and delivery of the Offered Units hereunder, except such as may be required under the Applicable Securities Laws;

(xxi) except as set forth in the Preliminary Prospectus, there are no actions, suits, proceedings or inquiries pending or (as far as the Administrator is aware) threatened against or affecting the Trust, Holding Trust, the Administrator or

Trilogy Energy LP at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Holding Trust, the Administrator and Trilogy Energy LP (taken as a whole), or which affects or may affect the distribution of the Offered Units;

(xxii) except to the extent that any violation or other matter referred to in this paragraph does not have a material adverse effect on the Trust, Holding Trust, the Administrator and Trilogy Energy LP, taken as a whole, each of the Trust, Holding Trust, the Administrator and Trilogy Energy LP has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses, including, without limitation, performing its obligations under the Material Agreements, if any, to which it is a party;

(xxiii) each of the Material Agreements is properly described as to parties, dates, terms, conditions and amendments thereto, each of such agreements is a legal, valid and binding obligation of the Trust, Holding Trust, the Administrator, and Trilogy Energy LP, as the case may be, enforceable against such parties in accordance with its terms subject to the general qualifications that:

(A) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

(B) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court; and

each of the Trust, Holding Trust, the Administrator and Trilogy Energy LP is in compliance, in all material respects, with the terms of such Material Agreements to which it is a party and the Administrator is not aware of any default or breach of a material nature under any of such Material Agreements by any other party thereto;

(xxiv) the Trust has only engaged in the Business and has not entered into any agreement, contract or understanding which is currently material to the Trust, other than the Material Agreements, prior to the date hereof or as otherwise described in the Preliminary Prospectus;

(xxv) none of Holding Trust, the Administrator and Trilogy Energy LP have entered into any agreement, contract or understanding which is currently material to the Trust, other than the Material Agreements, prior to the date hereof except as disclosed in the Preliminary Prospectus;

(xxvi) the information and statements set forth in the Public Record to the extent incorporated by reference in the Prospectuses were true, correct and complete in all material respects and did not contain any misrepresentation, as of the date of such information or statements;

(xxvii) the authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of Special Voting Rights of which 79,133,395 Trust Units and no Special Voting Rights are issued and outstanding;

(xxviii) no Securities Commission, stock exchange or similar regulatory authority has issued any order preventing or suspending trading in any securities of the Trust and no proceedings, investigations or inquiries for such purpose are pending or contemplated or (as far as the Administrator is aware) threatened;

(xxix) Computershare Trust Company of Canada at its principal offices in the cities of Calgary and Toronto, is the duly appointed registrar and transfer agent of the Trust with respect to its Trust Units;

(xxx) the minute books and corporate records of the Trust, Holding Trust, the Administrator and Trilogy Energy LP made available to the Underwriters' counsel contain true and correct copies, in all material respects, of the constating documents of the Administrator and the minutes and resolutions of the trustees, directors, shareholders, Unitholders, unitholders and partners of the Trust, Holding Trust, the Administrator and Trilogy Energy LP, as applicable, and at the Closing Date will contain the minutes (which may be in draft form in respect of meetings which occurred after November 30, 2005) of all meetings and all resolutions of the trustees, directors, shareholders, Unitholders, unitholders and partners of the Trust, Holding Trust, the Administrator and Trilogy Energy LP, as applicable, and there have been no other meetings, resolutions or proceedings of the trustees, directors, shareholders, Unitholders, unitholders or partners not reflected in such minute books and corporate records other than those which are not material in the context of such entities, as applicable;

(xxxi) other than as provided for in this agreement, none of the Trust, Holding Trust, the Administrator and Trilogy Energy LP have incurred any obligation or liability (absolute, accrued, contingent or otherwise) for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation with respect to the transactions contemplated herein;

(xxxii) the issued and outstanding Trust Units are listed and posted for trading on the TSX;

(xxxiii) the Trust is a "reporting issuer" in the provinces of Alberta, British Columbia, Nova Scotia, Ontario, Québec and Saskatchewan within the meaning of the Applicable Securities Laws in such provinces and has equivalent status in the province of Manitoba and as of the Closing Date will be a "reporting issuer" in the province of Newfoundland and Labrador, New Brunswick and Prince Edward Island in addition to the foregoing jurisdictions, and is not in default of any material requirement of the Applicable Securities Laws in any material respect;

(xxxiv) the definitive form of certificate for the Trust Units is in due and proper form under the laws governing the Trust and in compliance with the requirements of the TSX;

(xxxv) Paramount made available to Paddock Lindstrom, prior to the issuance of the Paddock Lindstrom Report and for the purpose of preparing the Paddock Lindstrom Report, all information requested by Paddock Lindstrom, which information did not contain any material misrepresentation at the time such information was provided. The Administrator has no knowledge of a material adverse change in any production, cost, price (except for changes in commodity prices), reserves or other relevant information provided to Paddock Lindstrom since the date that such information was so provided. The Administrator believes that the Paddock Lindstrom Report reasonably presents the quantity and pre-tax present worth values of the crude oil, natural gas liquids and natural gas reserves attributable to the properties evaluated in such report as at December 31, 2004 based upon information available at the time such reserves information was prepared, and the Administrator believes that at the date of such report it did not (and as of the date hereof, except as may be attributable to changes in commodity prices and production since the date of such report, does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xxxvi) the Administrator does not have any knowledge of a material adverse change in any reserves information contained in the Paddock Lindstrom Report, and the Administrator believes that the Documents reasonably present the quantity and pre-tax present worth values of the natural gas reserves attributable to the Spinout Assets as at December 31, 2004 (or as of the date hereof, except as may be attributable to changes in commodity prices or production since the date of such report) based upon information available at the time such information was prepared;

(xxxvii) the Administrator is not aware of any defects, failures or impairments in the title of Trilogy Energy LP to the Assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (A) the quantity and pre-tax present worth values of the Assets; (B) the current production volumes of Trilogy Energy LP, on a consolidated basis; or (C) the current cash flow of Trilogy Energy LP;

(xxxviii) to the knowledge of the Administrator, the Trust has good and marketable title to the Trust Assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, except as described in the Prospectuses or otherwise disclosed in writing to the Underwriters prior to the execution and delivery hereof;

(xxxix) the Administrator has the necessary power and authority to execute and deliver the Prospectuses on behalf of the Trust and all requisite action has been taken by the Administrator to authorize the execution and delivery by it of the Prospectuses on behalf of the Trust;

(xl) each of the Trust, Holding Trust, the Administrator and Trilogy Energy LP has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Trust, Holding Trust, the Administrator and Trilogy Energy LP and to the best of the knowledge, information and belief of the Administrator there are no actions, suits, proceedings, investigations or claims threatened or pending against the Trust, Holding Trust, the Administrator or Trilogy Energy LP in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(xli) each of the Trust, Holding Trust, the Administrator and Trilogy Energy LP have been and are in material compliance with all applicable federal, provincial, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, ("**Environmental Laws**") relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance except where such non-compliance would not have a material adverse effect on the Trust on a consolidated basis;

(xlii) each of the Trust, Holding Trust, the Administrator and Trilogy Energy LP have obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under Environmental Laws (the "**Environmental Permits**") necessary for the operation of their projects as currently operated and each Environmental Permit is valid, subsisting and in good standing and the holders of the Environmental Permits are not in default or breach thereof and no proceeding is pending or threatened to revoke or limit any Environmental Permit, except in each case where the result would not have a material adverse effect on the Trust, on a consolidated basis;

(xliii) none of the Trust, Holding Trust, the Administrator and Trilogy Energy LP have received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Laws, and none of the Trust, Holding Trust, the Administrator and Trilogy Energy LP have settled any allegation of material non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Trust, Holding Trust, the Administrator and Trilogy Energy LP, nor have any of the Trust, Holding Trust, the Administrator and Trilogy Energy LP received notice of any of the same and which orders, directions or notices remain outstanding as unresolved; and

(xliv) there has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) with the auditors of any of the Trust, Holding Trust, the Administrator or Trilogy Energy LP, as applicable, since their respective dates of formation or incorporation, as the case may be.

10. **Indemnity**

(a) Each of the Trust, the Administrator and Trilogy Energy LP, jointly and severally, shall indemnify and save the Underwriters, and each of the Underwriters' agents, directors, officers, shareholders and employees, harmless against and from all liabilities, claims, demands, losses (other than losses of profit), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i) any information or statement contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or the Prospectus) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in the Preliminary Prospectus, the Prospectus, any Supplementary Materials or in any other document or any other part of the Public Record filed by or on behalf of the Trust;

(iii) any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the distribution of the Offered Units imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in Subsection 10(a)(i) and (ii);

(iv) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Offered Units; or

(v) any breach of, default under or non-compliance by the Trust, Holding Trust, the Administrator, Trilogy Energy LP or Paramount with any requirements of the Applicable Securities Laws, the by-laws, rules or regulations of the TSX or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of the Trust, Holding Trust, the Administrator, Trilogy Energy LP or Paramount hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence (provided that, for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the negligence, if any, relates to the Underwriter's failure to conduct adequate "due diligence").

(b) If any claim contemplated by Subsection 10(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraphs, such person or corporation (the "**Indemnified Person**") shall notify the Trust, the Administrator and Trilogy Energy LP (collectively the "**Indemnifying Parties**") (provided that failure to so notify the Indemnifying Parties of the nature of such claim in a timely fashion shall relieve the Indemnifying Parties of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Parties' ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Parties shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Parties and acceptable to the Indemnified Person acting reasonably and that no settlement or admission of liability may be made by the Indemnifying Parties or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by Subsection 10(a) if:

(i) the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to an Indemnifying Party and that representation of the Indemnified Person and any one or more of the Indemnifying Parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Parties shall not have the right to assume the defense of such proceedings on the Indemnified Person's behalf);

(ii) the Indemnifying Parties shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Parties of commencement of such proceedings; or

(iii) the employment of such counsel has been authorized by the Indemnifying Parties in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Parties,

provided that the Indemnifying Parties shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(c) Each of the Indemnifying Parties hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus, the Prospectus or any Supplementary Material.

(d) If any legal proceedings shall be instituted against an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, or if any regulatory authority or stock exchange shall carry out an investigation of an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnifying Parties shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(e) The rights and remedies of the Indemnified Persons set forth in Sections 10, 11 and 12 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f) The Indemnifying Parties hereby acknowledge that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees under this Section 10 and under Section 11 with respect to all such agents, directors, officers, shareholders and employees.

(g) The Indemnifying Parties waive any right they may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

(h) The rights of indemnity contained in this Section 10 shall not apply if the Indemnifying Parties have complied with the provisions of Sections 4 and 5 (or the Underwriters have otherwise agreed to waive compliance therewith) and the person asserting any claim contemplated by this Section 10 was not provided with a copy of the Prospectus or any

amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters.

(i) If the Indemnifying Parties have assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Parties copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Parties in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Parties.

11. **Contribution**

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Parties on grounds of policy or otherwise, the Indemnifying Parties and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Units), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Parties on the one hand, and by the Underwriters on the other hand, from the offering of the Offered Units; or

(b) if the allocation provided by Subsection 11(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Subsection 11(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Parties, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnifying Parties, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Parties (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Parties, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 10 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, one or more of the Indemnifying Parties or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 10.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

Each of the Indemnifying Parties and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this Section 11 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

Any liability of the Underwriters under this Section 11 shall be limited to the amount actually received by the Underwriters under Section 2.

12. **Expenses**

Whether or not the transactions contemplated herein shall be completed, all costs and expenses (including applicable goods and services tax) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Offered Units shall be borne by the Trust including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof) and translation of the Preliminary Prospectus, the Prospectus, any Supplementary Material and the "greensheet" and the delivery thereof to the Underwriters, the fees and expenses of the Trust's counsel, the fees and expenses of agent counsel retained by the Trust or the Trust's counsel, the fees and expenses of the Trust's transfer agent, auditors, engineers and other outside consultants, all stock exchange listing fees, the reasonable fees and expenses of the Underwriters' counsel (but only in circumstances where the distribution of the Offered Units is not completed due to any failure of the Trust, the Administrator or Trilogy Energy LP to comply with the terms of this agreement or this agreement is otherwise terminated pursuant to Section 13(a), other than paragraph (ii) or (iv) thereof), all reasonable out-of-pocket expenses incurred by the Underwriters (but only in circumstances where the distribution of the Offered Units is not completed due to any failure of the Trust, the Administrator or Trilogy Energy LP to comply with the terms of this agreement or this agreement is otherwise terminated pursuant to Section 13(a), other than paragraph (ii) or (iv) thereof), the cost of preparing record books for all of the parties to this agreement and their respective counsel and all other costs and expenses relating to this transaction.

13. **Termination**

(a) In addition and without prejudice to any other remedies which may be available to the Underwriters, or any of them, any Underwriter may, without liability, terminate its obligations hereunder, by written notice to the Trust, in the event that after the date hereof and at or prior to the Closing Time:

(i) any order to cease or suspend trading in any securities of the Trust or prohibiting or restricting the distribution of any of the Offered Units is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the TSX or any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii) there should occur or commence, or be announced or threatened, any inquiry, action, suit, investigation or other proceeding (whether formal or informal); or any order is issued by any governmental authority or exchange; or any law or regulation is promulgated, changed or announced; or any announcement of any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof; which in the opinion of the Underwriters or any one of them, acting reasonably, is expected to prevent or materially restrict the trading in or the distribution of the Offered Units or any other securities of the Trust or would be expected to have a material adverse effect on the market price or value of the Trust Units or the marketability of the Offered Units;

(iii) there shall have occurred any material change (actual, anticipated, contemplated or threatened, financial or otherwise), as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the senior management of the Administrator, or in the business, affairs, operations, assets, liabilities (contingent or otherwise), obligations (absolute, accrued, contingent or otherwise), capital or condition (financial or otherwise), business or business prospects of the Trust, Holding Trust, the Administrator and Trilogy Energy LP (taken as a whole), or any change in a material fact, or the Underwriters become aware of any undisclosed material information, in any case which in any of the Underwriters' opinion, could reasonably be expected to have a significant adverse effect on the market price or value of the Trust Units or the marketability of the Offered Units;

(iv) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the sole opinion of the Underwriters or any one of them, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Trust, Holding Trust, the Administrator and Trilogy Energy LP (taken as a whole);

(v) the Underwriters, or any one of them, shall become aware of any adverse material change with respect to the Trust, Holding Trust, the Administrator and Trilogy Energy LP (taken as a whole) which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof;

(vi) the final MRRS decision document referred to in Section 4(b)(iii)(C) has not been issued effective December 22, 2005 (or such other time and/or later date as the Trust and the Underwriters may agree); or

(vii) the Trust, the Administrator or Trilogy Energy LP shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this agreement, in any material respect.

(b) The Underwriters, or any of them, may exercise any or all of the rights provided for in Subsection 13(a) or Sections 14 or 18 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether

before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Units for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to Subsection 13(a) or Sections 14 or 18 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(c) Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Trust, provided that no termination shall discharge or otherwise affect any obligation of the Trust, the Administrator or Trilogy Energy LP under Sections 10, 11 or 12.

14. **Closing Documents**

The obligations of the Underwriters hereunder to purchase the Offered Units at the Closing Time shall be conditional upon: the Trust, the Administrator and Trilogy Energy LP having performed in all material respects, at the Closing Time, all of their obligations hereunder theretofore to be performed; there not having occurred any event or circumstance which, with the passage of time or notice or both, would entitle the Underwriters to terminate this agreement pursuant to Section 13(a); and the Underwriters receiving at the Closing Time:

(a) favourable legal opinions of the Trust's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Units, the Trust, Holding Trust, the Administrator, Trilogy Energy LP and the transactions contemplated hereby, including, without limitation, to the effect that:

(i) each of the Trust and Holding Trust is validly existing as a trust under the laws of Alberta;

(ii) the Administrator is a valid and subsisting corporation under the laws of Alberta;

(iii) Trilogy Energy LP is validly existing as a limited partnership under the laws of Alberta;

(iv) the Trust, through the Trustee and the Administrator, has the power, authority and capacity to carry on its activities as contemplated in the Prospectuses, to issue the Offered Units;

(v) Holding Trust, through its trustee and the Administrator, has the power, authority and capacity to carry on its activities as contemplated in the Prospectuses;

(vi) the Administrator has the required power, authority and capacity to carry on its business as now conducted and contemplated in the Prospectuses;

(vii) Trilogy Energy LP has the required power, authority and capacity to carry on its business as now conducted and contemplated in the Prospectuses;

(viii) the Trust is the registered holder of all the issued and outstanding shares of the Administrator, all of which have been duly authorized;

(ix) each of the Trust, the Administrator and Trilogy Energy LP has all necessary trust, corporate or limited partnership power and authority to enter into this agreement, and to perform its obligations set out herein, and this agreement has been duly authorized, executed and delivered by the Trust, the Administrator and Trilogy Energy LP, respectively, and constitutes a legal, valid and binding obligation of each of the Trust, the Administrator and Trilogy Energy LP enforceable against the Trust, the Administrator and Trilogy Energy LP, in accordance with its terms subject to qualifications as to the validity, binding effect and enforceability of this agreement as are customary for a transaction of this nature;

(x) the execution and delivery of this agreement and the fulfilment of the terms hereof by each of the Trust, the Administrator and Trilogy Energy LP, and the performance of and compliance with the terms of this agreement by the Trust, the Administrator and Trilogy Energy LP, does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws of the Province of Alberta or any term or provision of the Trust Indenture, the Holding Trust Indenture, the Limited Partnership Agreement, the articles, by-laws or resolutions of the directors, shareholders, Unitholders, unitholders or general partner of the Trust, Holding Trust, the Administrator or Trilogy Energy LP, as applicable, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust, Holding Trust, the Administrator or Trilogy Energy LP is a party or by which it is bound, of which such counsel is aware including, without limitation, the Material Agreements, which breach or default might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Trust, Holding Trust, the Administrator and Trilogy Energy LP (taken as a whole);

(xi) the form of the definitive certificate representing the Offered Units has been approved and adopted by the Trust and complies with all legal requirements (including all applicable requirements of the TSX) relating thereto;

(xii) the Offered Units have been duly and validly created and issued as fully paid and non-assessable Trust Units of the Trust;

(xiii) the attributes of the Offered Units conform in all material respects with the description thereof contained in the Prospectus;

(xiv) all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Offered Units for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

(xv) the Trust is a "reporting issuer" under the *Securities Act* (Alberta) and has a similar status under the Applicable Securities Laws of each of the other Qualifying Provinces;

(xvi) all necessary action has been taken by each of the Trust and the Administrator to authorize the signing of the certificate of the Trust in the Prospectus and the filing thereof in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

(xvii) subject to the qualifications and assumptions set out in the Prospectus, the statements in the Prospectus under the heading "Certain Canadian Federal Income Tax Considerations" constitute a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons resident in Canada who hold Offered Units as capital property and who deal at arm's length with the Trust, Holding Trust, the Administrator and Trilogy Energy LP;

(xviii) all laws of the Province of Québec relating to the use of the French language have been complied with in connection with the sale of the Offered Units to purchasers in the Province of Québec;

(xix) the Offered Units are conditionally listed and, upon notification to the TSX of the issuance and sale thereof and fulfillment of the conditions set out in the TSX letter relating to such listing, will be posted for trading on the TSX;

(xx) confirmation of the authorized and issued capital of the Trust; and

(xxi) Computershare Trust Company of Canada, at its principal offices in Calgary and Toronto has been duly appointed the transfer agent and registrar for the Trust Units,

and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Offered Units, as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Trust, Holding Trust, the Administrator and Trilogy Energy LP, the transfer agent, PricewaterhouseCoopers LLP and Ernst & Young LLP as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the Trust, Holding Trust, the Administrator and Trilogy Energy LP, including the issuance of the Offered Units;

(b) if any of the Offered Units are sold in the United States, a favourable legal opinion of Dorsey & Whitney LLP or other recognized counsel acceptable to the Underwriters, acting reasonably, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters of United States law as the Underwriters may reasonably request relating to the offering of the Offered Units and the transactions contemplated hereby;

(c) a certificate of each of the Trust, the Administrator and Trilogy Energy LP dated the Closing Date, addressed to the Underwriters and signed on behalf of the Trust, the Administrator and Trilogy Energy LP by the Chief Executive Officer and Chief Operating Officer of the Administrator or such other officers or directors of the Administrator satisfactory to the Underwriters, acting reasonably, certifying that:

(i) each of the Trust, the Administrator and Trilogy Energy LP has complied with and satisfied in all material respects all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) the representations and warranties of the Trust, the Administrator and Trilogy Energy LP set forth in this agreement are true and correct in all material respects at the Closing Time, as if made at such time; and

(iii) no event of a nature referred to in Subsection 13(a)(i) or (ii) has occurred or to the knowledge of such officer is pending, contemplated or threatened;

and the Underwriters shall have no knowledge to the contrary;

(d) a comfort letter of each of the Trust's auditors and any other auditors (including Ernst & Young LLP) which have audited any of the financial statements included or incorporated by reference in the Prospectuses, addressed to the Underwriters and dated the Closing Date satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letters referred to in paragraph 5(c) up to the Closing Time, which comfort letters shall have a cut-off date not more than two Business Days prior to the Closing Date;

(e) an agreement of Mr. C.H. Riddell, satisfactory in form and substance to the Underwriters, acting reasonably, not to, and to cause any company or entity over which he exercises effective control not to, directly or indirectly, sell or offer to sell any Trust Units, lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Trust Units, whether any such transaction is settled by delivery of Trust Units or other such securities, in cash or otherwise, or announce any intention to do any of the foregoing, at any time within 90 days following the Closing Time, without the consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters (after consultation with the other Underwriters), such consent not to be unreasonably withheld;

(f) evidence satisfactory to the Underwriters that the Offered Units have been conditionally listed on the TSX not later than the close of business on the last Business Day preceding the Closing Date, and shall be posted for trading as at the opening of business on the Closing Date or first trading date after notice of such issuance, as applicable; and

(g) such other certificates and documents as the Underwriters may request, acting reasonably.

15. **Deliveries**

The sale of the Offered Units shall be completed at the Closing Time at the offices of the Trust's counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree.

Subject to the conditions set forth in Section 14, the Underwriters, on the Closing Date, shall pay to the Trust, by bank or wire transfer or such other means as the Trust and the Underwriters may agree, an amount equal to purchase price therefor less the Underwriting Fee against delivery by the Trust of:

(a) the opinions, certificates and documents referred to in Section 14; and

(b) a trust unit certificate or certificates representing, in the aggregate, all of the Offered Units, registered in the name of Nesbitt Burns or in such name or names as the Underwriters shall notify the Trust in writing not less than 24 hours prior to the Closing Time.

16. **Restrictions on Offerings**

The Trust agrees that, prior to 90 days after the Closing Date, it shall not, directly or indirectly, sell or offer to sell any Trust Units, or any securities exchangeable, convertible or exercisable into Trust Units, or announce any intention to do any of the foregoing, without the consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld; provided that the foregoing will not restrict the Trust from granting rights to acquire Trust Units in connection with the Trust's trust unit option plan or issuing Trust Units pursuant to a distribution reinvestment plan.

17. **Notices**

Any notice or other communication to be given hereunder shall:

in the case of notice to be given to the Trust, the Administrator or Trilogy Energy LP, be addressed to the Trust, attention James H.T. Riddell, at the above address, Fax No. (403) 263-8915, with a copy to:

Macleod Dixon LLP
3700, 400 - 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

Attention: Kevin Johnson
Fax No.: (403) 264-5973

and, in the case of notice to be given to the Underwriters, be addressed to:

BMO Nesbitt Burns Inc.
2200, 333 - 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Attention: Shane C. Fildes
Fax No.: (403) 515-1535

and

CIBC World Markets Inc.
900, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4J7

Attention: Michael de Carle
Fax No.: (403) 260-0524

and

Blackmont Capital Inc.
2200, 440 - 2nd Avenue S.W.
Calgary, Alberta T2P 5E9

Attention: John Peltier
Fax No.: (403) 260-5751

and

Canaccord Capital Corporation
2200, 450 - 1st Street S.W.
Calgary, Alberta T2P 5P8

Attention: Timothy Hart
Fax No.: (403) 508-3866

and

RBC Dominion Securities Inc.
1100, 888 - 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Eric L. Toews
Fax No.: (403) 299-6900

and

Scotia Capital Inc.
2000, 700 - 2nd Street S.W.
Calgary, Alberta T2P 2W1

Attention: Steven Kroeker
Fax No.: (403) 298-4099

and

FirstEnergy Capital Corp.
1100, 311 - 6th Avenue S.W.
Calgary, Alberta T2P 3H2

Attention: John S. Chambers
Fax No.: (403) 262-0688

and

GMP Securities L.P.
1600, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6

Attention: Wade Felesky
Fax No.: (403) 543-3589

and

Peters & Co. Limited
3900, 888 - 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Bradley P. D. Fedora
Fax No.: (403) 261-7570

with a copy to:

Stikeman Elliott LLP
4300 Bankers Hall West
888 - 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Leland P. Corbett
Fax No.: (403) 266-9034

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a) a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

18. **Conditions**

All terms, covenants and conditions of this agreement to be performed by the Trust, the Administrator and Trilogy Energy LP shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Offered Units, by written notice to that effect given to the Trust prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

19. **Survival of Representations and Warranties**

All representations, warranties, terms and conditions herein (including, without limitation, those contained in Section 9) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Offered Units, the termination of this agreement and the distribution of the Offered Units pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters for a period of

three years from the Closing Date regardless of any investigation by or on behalf of the Underwriters with respect thereto.

20. **Several Liability of Underwriters**

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of Offered Units set forth opposite their names set forth in this Section 20;

(b) if one or more of the Underwriters whose aggregate percentage of the total number of Offered Units they have agreed to purchase is 5% or more does not purchase their applicable percentage of the total number of Offered Units, the other Underwriters who shall be willing and able to purchase their own applicable percentage of the total number of those Trust Units shall be relieved of their obligations hereunder on submission to the Trust of reasonable evidence of their ability and willingness to fulfil their obligations hereunder at the Closing Time, provided that, notwithstanding the provisions of paragraph (b) of this Section 20, the Underwriters who shall be willing and able to purchase their applicable percentage of the total number of Offered Units shall have the right, but not the obligation, to purchase the total number of those Trust Units; and

(c) if one of the Underwriters whose percentage of the total number of Offered Units it has agreed to purchase is less than 5% does not purchase its applicable percentage of the total number of Offered Units, the remaining Underwriters shall be obligated severally to purchase the Offered Units which the defaulting Underwriter has failed to purchase, in the proportion that the percentage set forth opposite the name of each of the remaining Underwriters bears to the aggregate of such percentages.

The applicable percentage of the total number of Offered Units which each of the Underwriters shall be separately obligated to purchase is as follows:

BMO Nesbitt Burns Inc.	22%
CIBC World Markets Inc.	22%
Blackmont Capital Inc.	17%
Canaccord Capital Corporation	10%
RBC Dominion Securities Inc.	10%
Scotia Capital Inc.	10%
FirstEnergy Capital Corp.	3%
GMP Securities L.P.	3%
Peters & Co. Limited	3%
TOTAL:	100%

Nothing in this agreement shall obligate the Trust to sell to the Underwriters less than all of the Offered Units or relieve any Underwriter in default from liability to the Trust, the Administrator or Trilogy Energy LP or any non-defaulting Underwriter in respect of the defaulting Underwriter's default hereunder. In the event of a termination by the Trust, the Administrator or Trilogy Energy LP of their obligations under this agreement, there shall be no further liability on the part of the Trust, the Administrator or Trilogy Energy LP to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Sections 10, 11 or 12.

21. **Authority to Bind Underwriters**

The Trust, the Administrator and Trilogy Energy LP shall be entitled to and shall act on any consent, notice, waiver, extension or communication given by or on behalf of the Underwriters by BMO Nesbitt Burns Inc. which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under Section 10 or 11, any matter referred to in Section 13 or any agreement under Section 20. While not affecting the foregoing, BMO Nesbitt Burns Inc. shall consult with the other Underwriters with respect to any such consent, notice, waiver, extension or other communication.

22. **Underwriters Covenants**

(a) Each of the Underwriters covenants and agrees with the Trust that it will:

(i) offer the Offered Units for sale to the public in those of the Qualifying Provinces in which it is appropriately registered to do so, and may, subject to the terms of this agreement, offer the Offered Units for sale in the United States in the manner contemplated by Schedule "A" attached hereto, which is incorporated herein by reference;

(ii) conduct activities in connection with the proposed offer and sale of the Offered Units in compliance with all the Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Units;

(iii) use all reasonable efforts to complete the distribution of the Offered Units as soon as possible;

(iv) not make use of any "greensheet" in respect of the Offered Units without the approval of the Administrator and shall comply with Applicable Securities Laws with respect to the use of "greensheets" and any other marketing material during the waiting period;

(v) give prompt notice to the Administrator when, in the opinion of the Underwriters, the distribution of the Offered Units has ceased;

(vi) not solicit subscriptions for the Offered Units, trade in Offered Units or otherwise do any act in furtherance of a trade of Offered Units outside of the Qualifying Provinces or, subject to Section 22(c), in other jurisdictions outside of Canada; and

(vii) as soon as reasonably practicable after the Closing Date provide the Trust with a breakdown of the number of Offered Units sold in each of the Qualifying Provinces and, upon completion of the distribution of the Offered Units, provide to the Trust notice to that effect, if required by Applicable Securities Laws.

(b) For the purposes of this Section 22, the Underwriters shall be entitled to assume that the Offered Units may be lawfully offered for sale and sold in the Qualifying Provinces by duly qualified investment dealers and brokers under Applicable Securities Laws in the Qualifying Provinces, if the final MRRS decision document has been issued evidencing

that a receipt for the Prospectus has been issued by the Securities Commissions, provided the Underwriters do not have actual knowledge, and have not been notified in writing by the Trust or the Administrator, of any circumstances that would legally prohibit such distribution.

(c) The Underwriters shall be entitled to offer the Offered Units to certain purchasers in the United States in accordance with the terms set out in Schedule "A" attached hereto, which terms, and the representations, warranties and covenants set out in such Schedule shall be deemed to be incorporated by reference into this agreement.

(d) No Underwriter will be liable to the Trust under this Section 22 with respect to a default by any of the other Underwriters but will be liable to the Trust only for its own default.

23. Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

24. Relationship Between the Trust, the Administrator, Trilogy Energy LP and the Underwriters

The Trust, the Administrator and Trilogy Energy LP: (i) acknowledge and agree that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; (ii) acknowledge and agree that the Underwriters are neither the agents of the Trust, Holding Trust, the Administrator or Trilogy Energy LP nor otherwise fiduciaries of the Trust, Holding Trust, the Administrator or Trilogy Energy LP; and (iii) consent to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under the Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under the Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or to act as a fiduciary of their clients.

25. Stabilization

In connection with the distribution of the Offered Units, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

26. Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Trust, the Administrator, Trilogy Energy LP and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

27. Time of the Essence

Time shall be of the essence of this agreement.

28. **Counterpart Execution**

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

29. **Contractual Obligations of the Trust and Trilogy Energy LP**

(a) The parties hereto acknowledge that the Administrator is entering into this agreement in part in its capacity as agent of the Trustee on behalf of the Trust and the obligations of the Trust hereunder shall be binding upon the Trustee and the Administrator only in their respective capacities as such; provided that recourse to the Trustee and the Administrator as agent for the Trustee, in their respective capacities as such, or against any of the Unitholders of the Trust or in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or other tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Trust Indenture, as amended from time to time.

(b) Trilogy Energy LP is a limited partnership formed under the *Partnership Act* (Alberta), a limited partner of which is only liable for any of its liability or any of its losses to the extent of the amount that it has contributed or agreed to contribute to its capital and its pro rata share of any undistributed income.

30. **Further Assurances**

Each party to this agreement covenants agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

31. **Use of Proceeds**

Each of the Trust, the Administrator and Trilogy Energy LP hereby covenant and agree to use the net proceeds of the sale of the Offered Units hereunder in accordance with the disclosure in the Prospectus.

32. **Distributions**

The Trust agrees that it is a material term of this agreement and the determination of the purchase price of the Offered Units that any distribution to be paid to Unitholders of record before the Closing Date, other than the previously announced cash distribution of $0.25 per Trust Unit for November 2005 to Unitholders of record on November 30, 2005 (the "**November Distribution**") and payable on or about December 15, 2005, be paid on the Offered Units purchased hereunder. Accordingly, if the Trust pays, or proposes to pay, any distribution, other than the November Distribution, to Unitholders that will not be paid in respect of the Offered Units purchased hereunder, the Trust shall, at the Underwriters' election, reduce the purchase price for the Offered Units purchased hereunder by the amount of any such distribution, and the Underwriters shall have the right to postpone the Closing Time for such period, not exceeding 10 Business Days, in order that the required changes in the Prospectuses and in any other documents or arrangement may be effected.

33. **Entire Agreement**

It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the Trust, the Administrator or Trilogy Energy LP.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to Stikeman Elliott LLP.

BMO NESBITT BURNS INC.	**CIBC WORLD MARKETS INC.**	**BLACKMONT CAPITAL INC.**
By: *"Shane C. Fildes"*	By: *"Michael de Carle"*	By: *"John Peltier"*
CANACCORD CAPITAL CORPORATION	**RBC DOMINION SECURITIES INC.**	**SCOTIA CAPITAL INC.**
By: *"Stephen C. Hayden"*	By: *"Eric L. Toews"*	By: *"Steven Kroeker"*
FIRSTENERGY CAPITAL CORP.	**GMP SECURITIES L.P.**	**PETERS & CO. LIMITED**
By: *"John S. Chambers"*	By: *"Wade Felesky"*	By: *"Bradley P.D. Fedora"*

ACCEPTED AND AGREED to as of the 14th day of December, 2005

TRILOGY ENERGY TRUST, by its Administrator, Trilogy Energy Ltd.

By: *"Bernard K. Lee"*

By: *"Charles E. Morin"*

TRILOGY ENERGY LP, by Trilogy Energy Ltd. (as general partner)

By: *"Bernard K. Lee"*

By: *"Charles E. Morin"*

TRILOGY ENERGY LTD.

By: *"Bernard K. Lee"*

By: *"Charles E. Morin"*

SCHEDULE "A"

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

This is Schedule "A" to the Underwriting Agreement among Trilogy Energy Trust, Trilogy Energy Ltd., Trilogy Energy LP, BMO Nesbitt Burns Inc., CIBC World Markets Inc., Blackmont Capital Inc., Canaccord Capital Corporation, RBC Dominion Securities Inc., Scotia Capital Inc., FirstEnergy Capital Corp., GMP Securities L.P. and Peters & Co. Limited made as of December 14, 2005.

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

"**American Depositary Share**" means a security traded in the United States capital markets representing a claim to a security of a foreign issuer on deposit with a depositary;

"**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Units and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Units;

"**Qualified Institutional Buyer**" means a qualified institutional buyer as that term is defined in Rule 144A;

"**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

"**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

"**Rule 144A**" means Rule 144A adopted by the SEC under the U.S. Securities Act;

"**SEC**" means the United States Securities and Exchange Commission;

"**Substantial U.S. Market Interest**" means substantial U.S. market interest as that term is defined in Regulation S;

"**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended; and

"**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

All other capitalized terms used but not otherwise defined in this Schedule "A" shall have the meanings assigned to them in the underwriting agreement to which the Schedule "A" is attached.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Offered Units have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. Accordingly, neither the Underwriters nor any of their affiliates, nor any person acting on their behalf, has made or will make: (a) any Directed Selling Efforts with respect to the Offered Units; or (b) except as provided in this Schedule "A", any offer to sell or solicitation of an offer to buy Offered Units to any person in the United States or any sale of the Offered Units to any purchaser unless such purchaser was, or was reasonably believed by the Underwriters, their affiliates and any person acting on their behalf to be, outside the United States at the time he placed the order to purchase Offered Units.

Each Underwriter represents and agrees to and with the Trust that:

1. The Offered Units have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act. It has not offered and sold, and will not offer and sell, any Offered Units forming part of its allotment except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States in accordance with Rule 144A as provided in paragraphs 3 through 8 below.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Units, except with its affiliates, any members of the Selling Dealer Group or with the prior written consent of the Trust. It shall require each affiliate engaged in the offer and sale of the Offered Units and each member of the Selling Dealer Group to agree, for the benefit of the Trust, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such affiliate or selling group member.

3. All offers of Offered Units in the United States shall be made by one or more of the Underwriters' U.S. registered broker-dealer affiliates in compliance with all applicable U.S. state and federal laws governing the registration and conduct of brokers and dealers. All sales of Offered Units in the United States shall be made by an Underwriter or one of such affiliates acting as principal.

4. Offers and sales of Offered Units in the United States by the Underwriter or its U.S. registered broker-dealer affiliate shall not be made by any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5. Offers to sell and solicitations of offers to buy the Offered Units in the United States shall be made in accordance with Rule 144A only to persons reasonably believed to be Qualified Institutional Buyers, each of which is buying for its own account or for the account of another Qualified Institutional Buyer, and in compliance with applicable state securities laws of the United States.

6. All purchasers of the Offered Units in the United States shall be informed by the Underwriter, or its U.S. registered broker-dealer affiliate, that the Offered Units have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder.

7. Each offeree in the United States has been or shall be provided by the Underwriters through their U.S. registered broker-dealer affiliates, with a Wrap including the Preliminary Prospectus and/or the Prospectus, as applicable, and each purchaser in the United States or who was offered the Offered Units in the United States will have received at or prior to the time of purchase of any Offered Units the Wrap including the Prospectus.

   Each purchaser of Offered Units in the U.S. or who was offered the Offered Units in the U.S., shall be deemed to have made the agreements, representations and warranties contained in the Wrap under the heading "Notice to Investors."

8. Any offer, sale or solicitation of an offer to buy Offered Units that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers in transactions that are exempt from registration under applicable state securities laws.

9. At closing, BMO Nesbitt Burns Inc., together with its U.S. affiliate selling Offered Units in the United States, will provide a certificate, substantially in the form of Exhibit A to this Schedule relating to the manner of the offer and sale of the Offered Units in the United States.

<u>**Representations, Warranties and Covenants of the Trust**</u>

The Trust represents, warrants, covenants and agrees that:

1. (a) The Trust is a "foreign issuer" within the meaning of Regulation S and reasonably believes that there is no Substantial U.S. Market Interest in the Offered Units; (b) the Trust is not now and as a result of the sale of Offered Units contemplated hereby will not be, registered or required to be registered as an "investment company" as defined in the United States Investment Company Act of 1940, as amended; (c) none of the Trust, any of its affiliates, or any person acting on their behalf (other than the Underwriters and their affiliates, as to which the Trust makes no representation) has made or will make any Directed Selling Efforts in the United States, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of the Offered Units in the United States; and (d) the Offered Units are not, and as of the Time of Closing will not be, and no securities of the same class as the Offered Units or American Depositary Shares representing any securities of the same class as the Offered Units are or will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, (ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

2. For so long as any of the Offered Units are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Trust is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Trust will provide to any holder of such Offered Units, or to any prospective purchaser of such Offered Units designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4).

3. Except for marketing activities conducted solely in Canada, the Trust has not, within the six months prior to the date hereof, sold, offered for sale or solicited any offer to buy any of its

securities (including Trust Units) in a manner that would cause the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A or the exclusion from such registration requirements provided by Regulation S to become unavailable for the offer and sale of the Offered Units.

EXHIBIT A

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of the Trust Units (the "**Securities**") of Trilogy Energy Trust (the "**Trust**") pursuant to the Underwriting Agreement dated December 14, 2005 among the Trust, Trilogy Energy Ltd., Trilogy Energy LP and the Underwriters named therein (the "**Underwriting Agreement**"), each of the undersigned does hereby certify as follows:

(a) BMO Nesbitt Burns Securities Ltd. is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the National Association of Securities Dealers, Inc. on the date hereof, and all offers and sales of the Securities in the United States will be effected by BMO Nesbitt Burns Securities Ltd. in accordance with all U.S. state and federal laws governing the registration and conduct of brokers and dealers;

(b) each offeree that was in the United States at the time of such offer (as such term is defined in Regulation S under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**")) was provided with a copy of the Wrap, including the Canadian final prospectus dated December ●, 2005, and no other written material has been used by us in connection with the offering of the Securities;

(c) immediately prior to our transmitting such Wrap to such offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer (as defined in Rule 144A under the U.S. Securities Act) and, on the date hereof, we continue to believe that each person in the United States or who was offered the Securities in the United States purchasing Securities from us is a Qualified Institutional Buyer;

(d) no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States; and

(e) the offering of the Securities in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this _________ day of December, 2005.

BMO NESBITT BURNS INC.	**BMO NESBITT BURNS SECURITIES LTD.**
By: ______________________________	By: ______________________________
Name:	Name:
Title:	Title:

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, these securities may not be offered or sold within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "Plan of Distribution".

Short Form Prospectus

New Issue December 22, 2005

TRILOGY ENERGY TRUST

$148,500,000
6,000,000 Trust Units

The trust units of Trilogy Energy Trust (the "Trust") are listed for trading on the Toronto Stock Exchange (the "TSX") under the trading symbol "TET.UN". On December 21, 2005, the closing price of the trust units on the TSX was $24.71. The TSX has conditionally approved the listing of the trust units offered pursuant to this short form prospectus on the TSX. Listing is subject to the Trust fulfilling all of the listing requirements of the TSX.

The offering price of the trust units offered hereby was determined by negotiation between Trilogy Energy Ltd. (the "Administrator"), on behalf of the Trust and BMO Nesbitt Burns Inc., on behalf of itself and the other Underwriters (as defined below).

Price: $24.75 per Trust Unit

	Price to Public	Underwriters' Fee	Net Proceeds to the Trust(1)
Per trust unit	$24.75	$1.2375	$23.5125
Total	$148,500,000	$7,425,000	$141,075,000

Note:

(1) Before deducting the expenses of this offering, estimated to be $500,000.

The Trust pays distributions on its outstanding trust units on or about the fifteenth day of each month to holders of trust units ("Unitholders") of record on the last day of the preceding month or, if the last day is not a business day, the next following business day (with the exception that December 31 is always a record date). Purchasers of trust units under this offering who own such trust units on December 31, 2005 will receive the December 2005 monthly distribution of the Trust and a special distribution of the Trust each to be paid on January 16, 2006. See "Record of Distributions to Unitholders".

BMO Nesbitt Burns Inc., CIBC World Markets Inc., Blackmont Capital Inc., Canaccord Capital Corporation, RBC Dominion Securities Inc., Scotia Capital Inc., FirstEnergy Capital Corp., GMP Securities L.P. and Peters & Co. Limited (collectively, the "Underwriters"), as principals, conditionally offer the trust units, subject to prior sale, if, as and when issued by the Trust and delivered and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Trust by Macleod Dixon LLP and on behalf of the Underwriters by Stikeman Elliott LLP. The Underwriters may effect transactions which stabilize or maintain the market price for the trust units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

Subscriptions for trust units will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Closing of this offering is expected to occur on, and must occur not later than, December 30, 2005.

Each of BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc. and RBC Dominion Securities Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank which is a lender to subsidiaries of the Trust and to which such subsidiaries are presently indebted. Consequently, the Trust may be considered to be a connected issuer of each of these Underwriters for the purposes of Canadian securities legislation. See "Relationship Among the Trust and Certain Underwriters" and "Use of Proceeds".

In the opinion of Macleod Dixon LLP, counsel to the Trust, and Stikeman Elliott LLP, counsel to the Underwriters, based on representations of an officer of the Administrator as to certain factual matters and subject to the qualifications and assumptions discussed under "Canadian Federal Income Tax Considerations" in this short form prospectus, the trust units offered hereunder will, on the date of closing, be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively, "Exempt Plans"). See "Canadian Federal Income Tax Considerations".

A return on an investment in trust units is not comparable to the return on an investment in a fixed income security. The recovery of an initial investment in the Trust is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust intends to make distributions of its available cash to Unitholders, these cash distributions may be reduced or suspended. **Cash distributions are not guaranteed**. The actual amount distributed will depend on numerous factors including the operational and financial performance of the Trust and its subsidiaries and the debt obligations, working capital requirements and future capital requirements of the Trust and its subsidiaries. In addition, the market value of the trust units may decline if the Trust's cash distributions decline in the future, and any such market value decline may be material.

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See, for example, the risk factors under the heading "Risk Factors - Risks Relating to the Trust's Properties and Assets" on pages 31 to 34 of the AIF (as defined herein) and under the heading "Risks and Uncertainties" in the MD&A (as defined herein), which are incorporated by reference in this short form prospectus. These sections also describe the Trust's assessment of those risk factors, as well as the potential consequences to an investor if a risk should occur.

The after tax return from an investment in trust units to Unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting an investor's after tax return. Returns on capital are generally taxed as ordinary income in the hands of a Unitholder. Returns of capital are generally tax deferred (and reduce the Unitholder's cost base in the trust unit for tax purposes). See "Canadian Federal Income Tax Considerations".

The Trust is an open-ended unincorporated investment trust which offers and sells its trust units to the public. The trust units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

Page

BACKGROUND

The Trust is an open-ended unincorporated investment trust established under the laws of Alberta created in connection with the spinout of certain assets from Paramount Resources Ltd. ("Paramount") which was completed on April 1, 2005 (the "Trust Spinout"). Pursuant to the Trust Spinout, each holder of common shares of Paramount received one new common share of Paramount and one trust unit of the Trust (a "Trust Unit") for each common share previously held. The Trust Spinout was completed through a series of transactions including an arrangement under the *Business Corporations Act* (Alberta) involving Paramount and its shareholders and optionholders. Through such transactions, the Trust (i) became the indirect owner of certain oil and gas assets in the Kaybob and Marten Creek areas of Alberta previously owned by Paramount (the "Spinout Assets"), (ii) issued 79,133,395 Trust Units and (iii) paid approximately $220 million in cash to, and assumed $15 million of debt from, Paramount. Paramount retained 19% of the Trust Units issued, with Paramount's shareholders receiving the remaining 81% of the Trust Units issued. The Trust became a reporting issuer in certain provinces of Canada upon the completion of the Trust Spinout and its outstanding Trust Units were listed and posted for trading on the Toronto Stock Exchange on April 6, 2005. Paramount remained as a separate publicly listed independent oil and gas company.

In 2004, Paramount had completed two separate acquisitions of properties in the Kaybob and Marten Creek areas of Alberta, respectively. Most of these properties were subsequently included in the Spinout Assets.

The Trust Spinout constituted a "significant acquisition" by the Trust for securities law purposes. Accordingly, historical financial statements relating to the Spinout Assets and the Kaybob and Marten Creek properties acquired by Paramount and included in the Spinout Assets (the "Kaybob Acquired Properties" and the "Marten Creek Acquired Properties", respectively) are incorporated by reference herein along with pro forma financial statements relating to such "significant acquisition".

Paramount continues to own 19% of the outstanding Trust Units and is involved in the management and administration of the Trust and its subsidiaries through a services agreement.

In this prospectus, "Trust" refers to Trilogy Energy Trust and "Trilogy" refers to the Trust together with its direct and indirect subsidiaries.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements. Forward-looking statements are typically identified by words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this short form prospectus and the documents incorporated by reference herein include, but are not limited to, statements with respect to: capital expenditures, business strategy and objectives, reserve estimates, net revenue, production levels, exploration plans, development plans, acquisition and disposition plans, distributions on Trust Units by the Trust and cash flow to be retained by Trilogy for capital and future expenditures.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein include, but are not limited to:

- supply and demand of oil and natural gas and volatility of oil and natural gas prices;
- fluctuations in currency and interest rates;
- competition for, among other things, capital, acquisitions of oil and natural gas properties and reserves and skilled personnel;
- risks inherent in Trilogy's operations;
- risks inherent in Trilogy's marketing plan for its production, including credit risk;

- imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves;
- Trilogy's ability to replace and expand its oil and natural gas reserves;
- Trilogy's ability to generate sufficient cash flow from operations to meet its current and future obligations;
- Trilogy's ability to access external sources of debt and equity capital;
- general economic and business conditions;
- Trilogy's ability to enter into or renew leases;
- Trilogy's ability to make capital expenditures and the amounts of capital expenditures;
- imprecision in estimating the timing, costs and levels of production and drilling;
- the results of exploration, development and drilling;
- imprecision in estimates of future production capacity;
- Trilogy's ability to secure adequate product transportation;
- uncertainty in the amounts and timing of royalty payments;
- imprecision in estimates of oil, natural gas and other product sales;
- tax pools, tax shelter and tax deductions available to Trilogy;
- changes to legislation and regulations applicable to Trilogy and the interpretation thereof, including tax and environmental legislation and regulations;
- risks associated with existing and potential future lawsuits and regulatory actions against Trilogy;
- difficulty in obtaining necessary regulatory approvals; and
- the other risk factors set forth under "Risk Factors" in the AIF, "Risks and Uncertainties" in the MD&A and such other risks and uncertainties described from time to time in the Trust's reports and filings with Canadian securities authorities.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. The forward-looking statements contained in this short form prospectus are made as of the date hereof and neither the Trust nor the Underwriters undertake any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

NOTE REGARDING NON-GAAP MEASURES

In the documents incorporated by reference in this short form prospectus, the Trust uses the terms "Cash or Funds Flow of Trilogy Energy Trust" and "Distributable Cash" as indicators of financial performance. "Cash or Funds Flow of Trilogy Energy Trust" refers to the cash flow from operating activities before changes in operating working capital, and "Distributable Cash" refers to the amount of cash available for distribution to Unitholders. "Cash or Funds Flow of Trilogy Energy Trust" and "Distributable Cash" are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. Therefore, "Cash or Funds Flow of Trilogy Energy Trust" and "Distributable Cash" may not be comparable to similar measures presented by other issuers, and investors are cautioned that "Cash or Funds Flow of Trilogy Energy Trust" and "Distributable Cash" should not be construed as alternatives to net earnings (loss), cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. The Trust uses such terms as an indicator of financial performance because such terms are commonly utilized by investors to evaluate royalty trusts and income funds in the oil and gas sector. The Trust believes that such terms are useful supplemental measures as they provide investors with information with respect to Trilogy's operating performance, leverage and liquidity and of cash available for distribution from the Trust to Unitholders.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Administrator at 4100, 350 — 7th Avenue S.W., Calgary, Alberta, T2P 3N9, (403) 290-2900. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Administrator at the above-mentioned address and telephone number.

The following documents, filed with the securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference in this short form prospectus:

(a) the initial annual information form of the Trust dated September 27, 2005 (the "AIF");

(b) the unaudited interim consolidated financial statements of the Trust as at and for the three and nine months ended September 30, 2005 and the accompanying management's discussion and analysis (the "MD&A");

(c) the unaudited interim consolidated financial statements of the Trust as at and for the three and six months ended June 30, 2005 and the accompanying management's discussion and analysis; and

(d) the document entitled "Certain Financial Information relating to Trilogy Energy Trust" dated December 22, 2005, which includes:

   (i) the balance sheet of the Trust as at February 25, 2005 and the auditors' report thereon;

   (ii) the unaudited financial statements for the Spinout Assets for the three months ended March 31, 2005;

   (iii) the financial statements for the Spinout Assets for the years ended December 31, 2004, 2003 and 2002 and the auditors' report thereon;

   (iv) the schedule of revenues, royalties and operating expenses for the Kaybob Acquired Properties for the six months ended June 30, 2004 and the year ended December 31, 2003 and the auditors' report for the year ended December 31, 2003;

   (v) the schedule of revenues, royalties and operating expenses for the Marten Creek Acquired Properties for the six months ended June 30, 2004, the nine months ended September 30, 2003 and the years ended December 31, 2003, 2002 and 2001 and the auditors' report for the years ended December 31, 2003, 2002 and 2001; and

   (vi) the unaudited pro forma consolidated statements of earnings of the Trust for the nine months ended September 30, 2005 and the year ended December 31, 2004 and the compilation report thereon.

Any of the following documents, if filed by the Trust with the provincial securities commissions or similar authorities in the provinces of Canada after the date of this short form prospectus and before the termination of the offering, are deemed to be incorporated by reference in this short form prospectus:

(a) material change reports (except confidential material change reports);

(b) comparative interim financial statements of the Trust and the accompanying management's discussion and analysis for the same period;

(c) comparative financial statements of the Trust for the most recently completed financial year, together with the accompanying report of the auditors; and

(d) information circulars (excluding those portions thereof which, pursuant to National Instrument 44-101 - *Short Form Prospectus Distributions*, are not required to be incorporated by reference herein).

Documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that is also incorporated by reference in this short form prospectus.

TRILOGY ENERGY TRUST

The Trust is an open-ended unincorporated investment trust established under the laws of Alberta. The Trust is an energy trust which indirectly holds its assets, consisting of oil and natural gas properties and related assets in the Kaybob and Marten Creek areas of Alberta, through Trilogy Energy LP, an indirect wholly-owned subsidiary of the Trust. The Trust makes monthly cash distributions to Unitholders from the cash flow generated by the assets held by Trilogy Energy LP. Computershare Trust Company of Canada is the trustee of the Trust, and the Administrator is the administrator of the Trust and the general partner of Trilogy Energy LP. The beneficiaries of the Trust are the Unitholders. The head office, registered office and principal business office of the Trust is located at 4100, 350 — 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

The Trust has provided an undertaking to the securities commission or similar regulatory authority in each of the provinces of Canada that: (i) in complying with its reporting issuer obligations, the Trust will treat Trilogy Energy LP as a subsidiary of the Trust; however, if GAAP prohibits the consolidation of financial information of the Trust and Trilogy Energy LP, then for so long as Trilogy Energy LP (including any of its significant business interests) represents a significant asset of the Trust, the Trust expects that it will provide Unitholders with separate financial statements for Trilogy Energy LP (including any of its significant business interests); (ii) for so long as the Trust is a reporting issuer, the Trust will take appropriate measures to require each person who would be an insider of the Administrator if the Administrator were a reporting issuer to file insider reports about trades in securities of the Trust (including securities which are exchangeable into securities of the Trust); and (iii) the Trust will annually certify that it has complied with this undertaking and file the certificate on SEDAR concurrently with the filing of its annual financial statements. This undertaking is given by the Trust in connection with National Policy 41-201, and is the same undertaking given by other trusts upon request by the Alberta Securities Commission in connection with prospectus offerings by such trusts.

DETAILS OF THE OFFERING

The offering consists of 6,000,000 Trust Units at a price of $24.75 per Trust Unit.

The following is a summary of the material attributes and characteristics of the Trust Units and is qualified in its entirety by the terms of the trust indenture dated February 25, 2005 as amended and restated as of April 1, 2005 between Computershare Trust Company of Canada, the settlor of the Trust and the Administrator (the "Trust Indenture"), a copy of which is available at www.sedar.com.

The Trust is authorized to issue an unlimited number of Trust Units pursuant to the Trust Indenture. The holders of Trust Units are entitled to vote at all meetings of Unitholders on the basis of one vote per Trust Unit. Each Trust Unit is transferable and represents an equal, fractional, undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units rank among themselves rateably without discrimination, preference or priority. Unitholders are not required to make any future contributions in respect of their Trust Units. Trust Units are redeemable at any time at the option of the holder on the terms, and subject to the conditions and limitations, described in the Trust Indenture. The Trust may issue additional Trust Units or securities exercisable or convertible therefor from time to time in accordance with the provisions of the Trust Indenture.

The Trust Indenture also provides for, among other things, the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the trustee of the Trust and the form of Trust Unit certificates. The Trust Indenture also provides that no Unitholder shall be personally liable to any person in connection with the Trust and the activities of the Trust and all claims against the Trust shall be satisfied out of the assets of the Trust. Amendments to the Trust Indenture require, subject to certain exceptions, approval by a special meeting of Unitholders at which a resolution must be passed by not less than 66 ⅔% of the votes cast, either in person or by proxy, at such meeting or approval in writing by holders of not less than 66 ⅔% of the outstanding Trust Units.

Unitholders of record on the last day of each month, or the business day following the last day of the month if the last day of the month is not a business day (with the exception that December 31 is always a record date), are entitled to receive distributions on Trust Units payable by the Trust in respect of that month. Such distributions are made on or about the fifteenth day of the following month.

USE OF PROCEEDS

The net proceeds from the sale of the Trust Units offered hereby are estimated to be $140,575,000, after deducting the aggregate of the Underwriters' fees and estimated expenses of the offering of $7,925,000. The net proceeds from the sale of Trust Units offered hereby will be used by Trilogy initially to repay indebtedness under Trilogy's credit facilities, thereby increasing Trilogy's unused credit capacity for ongoing capital expenditures, potential future acquisitions and general trust and operating purposes. See "Relationship Among the Trust and Certain Underwriters".

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at September 30, 2005 and as at November 30, 2005, both before and after giving effect to the offering.

Designation	Authorized	As at September 30, 2005	As at November 30, 2005 before giving effect to the offering	As at November 30, 2005 after giving effect to the offering[(2)]
Long Term Debt[(1)]	-	$225,372,000	$248,776,000	$108,201,000
Trust Units................	Unlimited	$408,646,000 (79,133,395 Trust Units)	$408,646,000 (79,133,395 Trust Units)	$549,221,000 (85,133,395 Trust Units)

Notes:

(1) Trilogy has a credit agreement with a syndicate of Canadian chartered banks. Under the credit agreement, Trilogy has a $265,000,000 committed revolving and term facility and a $35,000,000 working capital facility. Borrowing under the facilities bear interest at the lenders' prime rate, Bankers' Acceptance rate, US base rate or LIBOR, plus a margin dependent on certain conditions. The revolving nature of the credit facilities are scheduled to expire on March 31, 2006, subject to extension. If the revolving portions of the facilities are not extended, those portions will have a term maturity date of one year from expiration. Advances drawn under the credit facilities are secured by a fixed and floating charge over all of Trilogy's assets.

(2) Based on the issuance of 6,000,000 Trust Units for aggregate net proceeds of $140,575,000.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

The Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

The following table outlines the monthly trading price range and trading volume of the Trust Units since the Trust Units were listed on the TSX on April 6, 2005.

	Price Range ($)		
2005	**High**	**Low**	**Trading Volume**
April	17.00	15.20	9,609,188
May	17.35	15.36	6,861,542
June	18.45	16.24	3,770,045
July	19.80	17.76	2,775,700
August	20.00	18.91	3,125,444
September	29.00	19.95	3,404,273
October	28.14	21.35	2,863,795
November	26.38	21.00	3,319,956
December (1 to 21)	26.62	24.40	3,594,838

On December 21, 2005, the closing price of the Trust Units on the TSX was $24.71.

RECORD OF DISTRIBUTIONS TO UNITHOLDERS

The Trust has made monthly cash distributions of $0.16 per Trust Unit for each of April, May, June, July and August 2005, and cash distributions of $0.25 per Trust Unit for the months of September, October and November 2005. The Trust has announced a cash distribution of $0.25 per Trust Unit for the month of December 2005.

The Trust has also announced that a special year end distribution of $0.55 per Trust Unit will be paid on January 16, 2006 to Unitholders of record on December 31, 2005. The special distribution is being paid to such Unitholders with the intent that the Trust's distributions for 2005 will be at least equal to the Trust's taxable income for 2005, as required by the Trust Indenture.

Purchasers of Trust Units under this offering who own such Trust Units on December 31, 2005 will receive the December 2005 monthly distribution of the Trust and the special distribution of the Trust each to be paid on January 16, 2006.

PLAN OF DISTRIBUTION

Pursuant to an agreement dated December 14, 2005 (the "Underwriting Agreement") among the Trust, the Administrator, Trilogy Energy LP and the Underwriters, the Trust has agreed to issue and sell, and the Underwriters have agreed, severally and not jointly, to purchase on (and not later than) December 30, 2005, subject to the terms and conditions stated therein, all but not less than all of the 6,000,000 Trust Units offered hereby at a price of $24.75 per Trust Unit for total gross proceeds of $148,500,000 payable in cash to the Trust against delivery of the 6,000,000 Trust Units. In consideration of the services provided in connection with this offering, the Trust will pay the Underwriters a fee of $1.2375 per Trust Unit issued pursuant to this offering for an aggregate fee of $7,425,000. The offering price of the Trust Units offered hereunder was determined by negotiation between the Administrator, on behalf of the Trust and BMO Nesbitt Burns Inc., on behalf of itself and the other Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint and several, and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. If any one or more of the Underwriters fails to purchase the Trust Units which it or they agreed to purchase and the number of Trust Units that it or they agreed to purchase is not more than 5% of the aggregate number of Trust Units offered hereby, the non-defaulting Underwriters are obligated severally, in their respective allotments, to purchase the Trust Units which such defaulting Underwriter(s) failed to purchase. If any one or more of the Underwriters fails to purchase the Trust Units which it or they agreed to purchase and the number of Trust Units that it or they agreed to purchase is more than 5% of the aggregate number of Trust Units offered hereby, the non-defaulting Underwriters may terminate their obligations to purchase their allotment of Trust Units, but have the right to purchase all of the Trust Units which would otherwise have been purchased by such defaulting Underwriter(s) on a pro rata basis. The Underwriters are, however, obligated to take up and pay for all of the Trust Units if any of the Trust Units are purchased under the Underwriting Agreement. Each of the Trust, the Administrator and Trilogy Energy LP has agreed to indemnify the Underwriters and their respective affiliates, shareholders, directors, officers, employees and agents against certain liabilities.

The Trust has agreed that, subject to certain exceptions, it will not sell or offer to sell, or enter into an agreement to sell or offer to sell, Trust Units or any securities exchangeable, convertible or exercisable into Trust Units, or announce any intention to do any of the foregoing, for a period of 90 days subsequent to the closing date of this offering without the consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld. The Trust has also undertaken to use its reasonable commercial efforts to obtain an agreement of Paramount not to, and to cause each entity within its control not to, directly or indirectly, (i) sell or offer to sell any Trust Units, (ii) lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or (iii) enter into any swap or other arrangement that transfers any of the economic consequences of ownership of Trust Units, or announce any intention to do any of the foregoing, for a period of 90 days subsequent to the closing date of this offering without the consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld. The Underwriting Agreement also provides that it is a condition to the closing of the offering that Clayton H. Riddell, the Chairman of the Administrator and the Chairman and Chief Executive Officer of Paramount, who is a significant Unitholder, provide an agreement not to, and to cause each entity within his control not to, directly or indirectly, (i) sell or offer to sell any Trust Units, (ii) lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or (iii) enter into any swap or other arrangement that transfers any of the economic consequences of ownership of Trust Units, or announce any intention to do any of the foregoing, for a period of 90 days subsequent to the closing date of this offering without the consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld.

The TSX has conditionally approved the listing of the trust units offered pursuant to this short form prospectus on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX on or before March 15, 2006.

The Underwriters have advised the Trust that, in connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust Units have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "1933 Act"), or any state securities laws, and accordingly, may not be offered or sold within the United States except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement enables the Underwriters to offer and resell the Trust Units that they have acquired pursuant to the Underwriting Agreement to "qualified institutional buyers" (as defined in Rule 144A under the 1933 Act) in the United States provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Trust Units outside of the United States only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of the offering, any offer or sale of Trust Units offered hereby within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

RELATIONSHIP AMONG THE TRUST AND CERTAIN UNDERWRITERS

Each of BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc. and RBC Dominion Securities Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank (collectively, the "Banks") which is a lender to Trilogy and to which Trilogy is presently indebted. Consequently, the Trust may be considered to be a connected issuer of each of these Underwriters for the purposes of Canadian securities legislation.

As at November 30, 2005, Trilogy was indebted to its lenders in the amount of $248,776,000 under Trilogy's credit facilities with its lenders. Trilogy is in compliance with all material terms of the agreements governing such credit facilities. Advances drawn under the credit facilities are secured by a fixed and floating charge over all of Trilogy's assets. Neither Trilogy's financial position nor the value of the security under the credit facilities has changed adversely to the detriment of the creditors since the indebtedness under the credit facilities was incurred.

The net proceeds from the sale of Trust Units offered hereby will be used by Trilogy initially to repay indebtedness under Trilogy's credit facilities, thereby increasing Trilogy's unused credit capacity for ongoing capital expenditures, potential future acquisitions and general trust and operating purposes. See "Use of Proceeds". The decision to offer the Trust Units offered hereby and the determination of the terms of the distribution were made through negotiations between the Administrator, on behalf of the Trust and BMO Nesbitt Burns Inc., on its own behalf and on behalf of the other Underwriters. The Banks did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of this offering, each of BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc. and RBC Dominion Securities Inc. will receive its share of the Underwriters' fee payable by the Trust to the Underwriters.

RISK FACTORS

An investment in the Trust Units offered by this short form prospectus is subject to certain risks. The risk factors identified under the heading "Risk Factors" at pages 31 to 37 of the AIF and "Risks and Uncertainties" in the MD&A, which are incorporated by reference herein, should be carefully reviewed and evaluated by prospective purchasers of Trust Units before purchasing Trust Units hereunder.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Macleod Dixon LLP, counsel for the Trust, and Stikeman Elliott LLP, counsel for the Underwriters (together, "Counsel"), the following summary describes the principal Canadian federal income tax considerations generally applicable under the *Income Tax Act* (Canada) (the "Tax Act") to a holder who acquires Trust Units pursuant to this offering and who, for purposes of the Tax Act at all relevant times, holds the Trust Units as capital property and deals at arm's length and is not affiliated with the Trust and the Underwriters. Generally, the Trust Units will be considered to be capital property to a holder provided the holder does not hold the Trust Units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have their Trust Units treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to (a) a holder that is a "financial institution" as defined in the Tax Act for the purposes of the "mark-to-market" rules, (b) a holder an interest in which is a "tax shelter investment" under the Tax

Act, or (c) a holder that is a "specified financial institution" as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in the Trust Units.

This summary is based upon the facts set out in this prospectus and a certificate of an officer of the Administrator, as to certain factual matters, the provisions of the Tax Act and the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and Counsel's understanding of the current published administrative and assessing policies of the Canada Revenue Agency.

This summary is based on the assumption that the Trust will at all times comply with the Trust Indenture, as such indenture may be amended from time to time. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the offering and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action. No assurance can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary specifically does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice to any particular holder or prospective holder of Trust Units. Consequently, holders and prospective holders of Trust Units should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of Trust Units.

Status of the Trust

This summary assumes that the Trust will qualify at the closing of the offering, and will continue to qualify thereafter, as a "mutual fund trust" as defined in the Tax Act. In order to qualify as a mutual fund trust, in addition to qualifying as a "unit trust", the Trust must satisfy the following conditions:

(a) the sole undertaking of the Trust must be the investing of its funds in property (other than real property or interests in real property);

(b) the Trust must comply on a continuous basis with certain requirements relating to the qualification of the Trust Units for distribution to the public, the number of Unitholders and the dispersal of ownership of Trust Units; and

(c) the Trust may not reasonably be considered to have been established or maintained primarily for the benefit of non-residents of Canada under the Tax Act.

On September 8, 2005, the Department of Finance of the Government of Canada released its consultation paper "Tax and Other Issues Related to Publicly Listed Flow-Through Entities (Income Trusts and Limited Partnerships)". On November 23, 2005, the Minister of Finance (Canada) announced that the public consultation process was ended and tabled in the House of Commons a Notice of Ways and Means Motion to implement a reduction in personal income tax on dividends with a view to establishing a better balance between the treatment of large corporations and that of income trusts. No measures were announced with respect to the taxation of flow-through entities and their investors. No assurance can be given that further review of the tax treatment of flow-through entities will not be undertaken or that Canadian federal income tax law and/or provincial income tax law respecting flow-through entities will not be changed in a manner which adversely or materially affects the Trust or Unitholders.

Management of the Administrator has advised Counsel that it intends to ensure that the Trust will meet the requirements to qualify as a mutual fund trust at all times. **If the Trust were not to qualify as a mutual fund trust at any particular time, the Canadian federal income tax considerations described below would, in some respects, be materially different.**

Taxation Principles Applicable to the Trust

The taxation year of the Trust is the calendar year. In each taxation year, the Trust will be subject to tax under the Tax Act on its income for the year which will include such amount of the income of Trilogy Holding Trust as is paid or becomes payable in the year to the Trust and is deducted by Trilogy Holding Trust in computing its income under the Tax Act (including amounts of net taxable capital gains or taxable dividends designated by Trilogy

Holding Trust in respect of the Trust) and net realized taxable capital gains, less the portion thereof that the Trust deducts in respect of amounts that are paid or that become payable by the Trust in the year to Unitholders. An amount will be considered to become payable to a Unitholder in a taxation year if the Unitholder is entitled in that year to enforce payment of the amount.

In computing its income, the Trust may deduct reasonable amounts on account of interest, administrative, management and other expenses incurred by it in the course of carrying on its investment undertaking for the purpose of earning income and not reimbursed to it.

Under the Trust Indenture, an amount equal to all of the net income of the Trust and any net taxable capital gains realized by the Trust (other than capital gains or income realized by the Trust on an in specie redemption of Trust Units which are designated by the Trust to redeeming Unitholders) together with the non-taxable portion of any net capital gains realized by the Trust will generally be paid or become payable in the year to Unitholders by way of cash distributions, subject to the exceptions described below. To the extent that the Trust does not have available cash to pay cash distributions equal to the net income of the Trust, such net income may be distributed to Unitholders in the form of additional Trust Units. Income of the Trust payable to Unitholders, whether in cash, additional Trust Units or otherwise, will generally be deductible by the Trust in computing its income.

The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Trust Units during the year (the "capital gains refund"). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the Trust's tax liability for that taxation year arising as a result of an in specie distribution on the redemption of Trust Units. The Trust Indenture provides that the taxable portion of any capital gain or income realized by the Trust as a result of that redemption may, at the discretion of the board of directors of the Administrator, be treated as income paid to, and designated as a taxable capital gain or income of, the redeeming Unitholders. Any amount so designated must be included in the income of the redeeming Unitholders and will be deductible by the Trust in computing its income.

Counsel has been advised that the Trust intends to make sufficient distributions in each year of its net income for tax purposes and any net realized taxable capital gains so that the Trust generally will not be liable in such year for income tax under Part 1 of the Tax Act, however, no assurance can be given in this regard. The Trust generally is expected to designate to the Unitholders any net taxable capital gains received or realized by it or designated to it by Trilogy Holding Trust so that such amounts retain their character when received by Unitholders.

Taxation Principles Applicable to Trilogy Holding Trust

The taxation year of Trilogy Holding Trust is the calendar year. In each taxation year, Trilogy Holding Trust will be subject to tax under Part I of the Tax Act on its income for the year, which will include all amounts that accrue to it in respect of its net profits interest pursuant to that net profits interest agreement dated effective April 1, 2005 between Trilogy Holding Trust and Trilogy Energy LP and its allocated share of the income of Trilogy Energy LP, less the portion thereof that Trilogy Holding Trust deducts in respect of amounts that are paid or become payable by Trilogy Holding Trust in the year to the Trust. An amount will be considered to become payable to the Trust in a taxation year if the Trust is entitled in that year to enforce payment of the amount. The amount of income allocated to Trilogy Holding Trust from Trilogy Energy LP may exceed or be less than the amount of cash distributed by Trilogy Energy LP to Trilogy Holding Trust. Generally, distributions to Trilogy Holding Trust in excess of the income allocated to Trilogy Holding Trust from Trilogy Energy LP will result in a reduction of the adjusted cost base of Trilogy Holding Trust's interest in Trilogy Energy LP by the amount of such excess. If, as result, Trilogy Holding Trust's adjusted cost base at the end of a taxation year of its interest in Trilogy Energy LP would otherwise be a negative amount, Trilogy Holding Trust will be deemed to realize a capital gain in such amount for that year, and Trilogy Holding Trust's adjusted cost base at the beginning of the next taxation year of its interest in Trilogy Energy LP will then be nil. Trilogy Holding Trust will generally be entitled to deduct its expenses incurred to earn income from a business or property provided such expenses are reasonable and otherwise deductible under the Tax Act.

Under the declaration of trust dated February 25, 2005 as amended and restated as of April 1, 2005 between The Canada Trust Company, as trustee, and the Trust pursuant to which Trilogy Holding Trust was established, an amount equal to all of the income of Trilogy Holding Trust, including net realized taxable capital gains, generally will be payable to the Trust and, therefore, deductible in computing Trilogy Holding Trust's income for tax purposes. An alternative minimum tax is payable by Trilogy Holding Trust under Part I of the Tax Act for a

taxation year to the extent that that such tax exceeds Trilogy Holding Trust's regular tax liability for the taxation year.

Taxation Principles Applicable to Trilogy Energy LP

Trilogy Energy LP is not subject to tax under the Tax Act. Each partner of Trilogy Energy LP (including Trilogy Holding Trust) is required to include in computing the partner's income the partner's share of the income or loss of Trilogy Energy LP for its fiscal year ending in or coincidentally with the partner's taxation year, whether or not any such income is distributed to the partner in the taxation year. For this purpose, the income or loss of Trilogy Energy LP will be computed for each fiscal year as if it were a separate person resident in Canada. In computing such income or loss, deductions may be claimed for reasonable amounts in respect of administrative and other expenses incurred for the purpose of earning income from business or property. The income or loss of Trilogy Energy LP for a fiscal year will be allocated to each partner on the basis of the partner's share of such income or loss subject to the detailed rules in the Tax Act in that regard, including, in the case of allocation of losses to limited partners, the at-risk rules.

Unitholders

Trust Distributions

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder such portion of the net income of the Trust for a taxation year, including net taxable capital gains, as is paid or becomes payable to the Unitholder in that particular taxation year, whether received in cash, additional Trust Units or otherwise. Income of the Trust that is paid or becomes payable to a Unitholder generally will be considered income from property, irrespective of its source. Any loss of Trilogy Holding Trust or the Trust for the purposes of the Tax Act cannot be allocated to, or treated as a loss of, the Unitholder.

A Unitholder that throughout the relevant taxation year is a "Canadian controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including such portion of the income of the Trust and net taxable capital gains of the Trust that are paid or become payable to the Unitholder.

The non-taxable portion of net capital gains of the Trust that is paid or becomes payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or becomes payable by the Trust to a Unitholder in that year will not generally be included in the Unitholder's income for the year. However, the payment by the Trust of such excess amount, other than as proceeds of disposition of Trust Units, will generally reduce the adjusted cost base of the Trust Units held by such Unitholder. To the extent that the adjusted cost base of a Trust Unit is less than zero, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises and the Unitholder's adjusted cost base of the Trust Unit will be nil immediately thereafter.

Acquisition of Trust Units

The cost to a Unitholder of Trust Units acquired pursuant to this offering will equal the purchase price of the Trust Units plus the amount of any other reasonable costs incurred in connection therewith. The cost of such Trust Units will generally be averaged with the adjusted cost base of all other Trust Units held by the Unitholder as capital property in order to determine the adjusted cost base of each Trust Unit held by the Unitholder.

Disposition of Trust Units

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition.

A redemption of Trust Units pursuant to the Trust Indenture will be a disposition of such Trust Units for proceeds of disposition equal to the cash received. Where Trust Units are redeemed and property of the Trust is distributed *in specie* to a Unitholder on the redemption, the proceeds of disposition to the Unitholder of the Trust Units will generally be equal to the fair market value of the property so distributed, less the amount of any income or capital gain realized by the Trust on the distribution of such property that is designated to the redeeming Unitholder. Redeeming Unitholders will consequently realize a capital gain (or capital loss) equal to the amount by which the

proceeds of disposition are greater (or less) than the adjusted cost base of the Trust Units so redeemed. The cost of any property distributed by the Trust (including notes of Trilogy Holding Trust) upon a redemption of Trust Units will be equal to the fair market value of such property at the time of the redemption, less any accrued interest thereon in the case of notes of Trilogy Holding Trust.

Capital Gains and Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Unitholder in a taxation year must be included in the Unitholder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Unitholder in a taxation year must be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Exempt Plans

Provided that the Trust is a mutual fund trust for purposes of the Tax Act, the Trust Units will be qualified investments under the Tax Act and the regulations thereunder for Exempt Plans (subject to the specific provisions of any particular Exempt Plan). Where an Exempt Plan receives notes of Trilogy Holding Trust or other property of the Trust as a result of an *in specie* redemption of Trust Units, such notes of Trilogy Holding Trust or other property would likely not be qualified investments for the Exempt Plan. Accordingly, Exempt Plans that own Trust Units should consult their own tax advisors before deciding to exercise their redemption rights.

LEGAL MATTERS

Certain legal matters in connection with the issuance and sale of the securities offered hereby will be passed upon on behalf of the Trust by Macleod Dixon LLP and on behalf of the Underwriters by Stikeman Elliott LLP.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, of Calgary, Alberta.

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of Macleod Dixon LLP, as a group, and the partners and associates of Stikeman Elliott LLP, as a group, each beneficially own, directly or indirectly, less than 1% of the Trust Units. As of the date hereof, the principals of Paddock Lindstrom & Associates Ltd., the Trust's independent petroleum engineers, as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENTS

Ernst & Young LLP

We have read the short form prospectus of Trilogy Energy Trust (the "Trust") dated December 22, 2005 relating to the qualification for distribution of 6,000,000 Trust Units at $24.75 per Trust Unit. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of:

- Our report to the board of directors of the Administrator on the balance sheet of the Trust as at February 25, 2005. Our report is dated February 25, 2005.
- Our report to the board of directors of the Administrator on the balance sheets as at December 31, 2004 and 2003 and the statements of earnings (loss) and statements of cash flows for the years ended December 31, 2004, 2003 and 2002 on the Spinout Assets (as defined in the above-mentioned prospectus). Our report is dated July 22, 2005.

(signed) Ernst & Young LLP
Chartered Accountants
Calgary, Alberta

December 22, 2005

PricewaterhouseCoopers LLP

We have read the short form prospectus of Trilogy Energy Trust (the "Trust") dated December 22, 2005 relating to the qualification for distribution of 6,000,000 Trust Units at $24.75 per Trust Unit. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report dated December 2, 2004 to the Directors of Paramount Resources Ltd. on the schedule of revenues, royalties and operating expenses of the Kaybob Properties for the year ended December 31, 2003.

(signed) PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta

December 22, 2005

We have read the short form prospectus of Trilogy Energy Trust (the "Trust") dated December 22, 2005 relating to the qualification for distribution of 6,000,000 Trust Units at $24.75 per Trust Unit. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report dated December 10, 2004 to the Directors of Paramount Resources Ltd. on the schedule of revenues, royalties and expenses of the Marten Creek Property for the years ended December 31, 2003, 2002 and 2001.

(signed) PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta

December 22, 2005

CERTIFICATE OF THE TRUST

Date: December 22, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

TRILOGY ENERGY TRUST,
by its administrator:

TRILOGY ENERGY LTD.

(signed) James H. T. Riddell
President and Chief Executive Officer

(signed) Bernard K. Lee
Chief Financial Officer

(signed) Clayton H. Riddell
Director

(signed) E. Mitchell Shier
Director

CERTIFICATE OF PROMOTER

Date: December 22, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

PARAMOUNT RESOURCES LTD.

By: (signed) James H. T. Riddell

CERTIFICATE OF THE UNDERWRITERS

Date: December 22, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

BMO NESBITT BURNS INC.	CIBC WORLD MARKETS INC.	BLACKMONT CAPITAL INC.
By: (signed) Shane C. Fildes	By: (signed) Michael de Carle	By: (signed) John Peltier
CANACCORD CAPITAL CORPORATION	RBC DOMINION SECURITIES INC.	SCOTIA CAPITAL INC.
By: (signed) Stephen C. Hayden	By: (signed) Eric L. Toews	By: (signed) Steven Kroeker
FIRSTENERGY CAPITAL CORP.	GMP SECURITIES L.P.	PETERS & CO. LIMITED
By: (signed) John S. Chambers	By: (signed) Wade Felesky	By: (signed) Bradley P. D. Fedora